March 9, 2011

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Flushing Financial Corporation
Form 10-K for the period ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Schedule 14A, filed April 8, 2010
File No. 001-33013

Dear Mr. Clampitt:

We are providing this supplemental information to our previous response letter dated January 12, 2011 in regard to the company’s pooled trust preferred securities.

We further reviewed the pooled trust preferred securities held in our investment portfolio at December 31, 2010. This review consisted of researching each of the individual banks which have securities included in these pools. We reviewed a schedule prepared by our independent consultant which included all issuers in the securities, and when deemed necessary, press releases and regulatory filings of the issuers. For each bank, our review included the following performance items of the banks:
Ratio of tangible equity to assets
Tier 1 Risk Weighted Capital
Net interest margin
Efficiency ratio for most recent two quarters
Return on average assets for most recent two quarters
Texas Ratio (ratio of non-performing assets plus assets past due over 90 days divided by tangible equity plus the reserve for loan losses)
Credit ratings (where applicable)
Capital issuances within the past year (where applicable)
Ability to complete FDIC assisted acquisitions (where applicable)

Based on the review of the above factors, we concluded that:

All of the performing issuers in our pools are well capitalized banks, and do not appear likely to be closed by their regulators.

All of the performing issuers in our pools will continue as a going concern and will not default on their securities.

In order to estimate potential future defaults and deferrals, we segregated the remaining underlying issuers by their Texas Ratio. We then reviewed performing issuers with Texas Ratios in excess of 50.00%. The Texas Ratio is a key indicator of the health of the institution and the likelihood of failure. This ratio compares the problem assets of the institution to the institution’s available capital and reserves to absorb losses that are likely to occur in these assets. With very few exceptions, banks closed by the FDIC and state regulators over the past 14 months had Texas Ratios in excess of 100%, many significantly above this level. There were four issuers with Texas Ratios in excess of 50% for which we concluded there would not be a default.

Pacific Capital Bank

There was only one performing issuer in our pooled trust preferred securities with a Texas Ratio in excess of 70.0%. This issuer was recently recapitalized with a capital contribution of $470 million from a new investor who now controls the bank. This recapitalization required the accounting treatment for an acquisition. As a result, all of this bank’s loans were marked-to-market upon recapitalization, thereby recognizing in equity the estimated losses in their loan portfolio. However, the loans continue to be reported as non-accrual, resulting in the high Texas Ratio. This bank has operated profitably since it was recapitalized. This bank’s ratio of tangible equity to assets was 8.82%, and its Tier 1 risk weighted capital ratio was 14.26%, each at December 31, 2010. Based on the recent recapitalization of this issuer by a single investor, the recognition of the estimated losses in its loan portfolio in equity, the strong capital ratios, and its profitable operation since being recapitalized, we concluded this bank would not default.

Wells Fargo

This issuer is a money center bank with a credit rating of investment grade. This issuer’s Texas Ratio is 50.3%. We concluded, based on the credit rating of this issuer, and its access to capital markets to raise additional capital if needed, this issuer would not default.

Banner Corporation

This issuer, with a Texas Ratio of 51.4%, raised $161.6 million of additional capital in 2010 through a public offering of its common stock. This bank’s ratio of tangible equity to assets was 11.44%, and its Tier 1 risk weighted capital ratio was 15.61%, each at December 31, 2010. Since the capital was raised, the performance of this bank has improved. We concluded, based on the strong capital ratios, the improvement in the issuer’s operating performance, and the ability demonstrated to raise capital in the market, this issuer would not default.

Western Alliance

This issuer, with a Texas Ratio of 50.9%, has demonstrated six consecutive quarters of improving core pre-provision, pre-tax income, which was reported at $26.4 million for the quarter ended December 31, 2010. While core pre-tax pre provision is not a GAAP measure of performance, management believes this measure of earnings is an indication of earnings through ongoing operations that are available to cover possible losses and OTTI charges. This issuer reported a loss in the fourth quarter of 2010 primarily due to other-than-temporary impairment charges and charge-offs on its OREO, thereby recognizing the losses. This issuer reduced its provision for loan losses for the fourth quarter of 2010. This issuer has also completed an FDIC assisted acquisition, which, in our opinion, demonstrates confidence in the issuer by its regulator. Regulatory approval is required for all FDIC assisted acquisitions. We concluded, based on the improving core performance of the issuer, and the issuer’s ability to complete FDIC assisted acquisitions, this issuer will not default.

There were no remaining issuers in our pooled trust preferred securities which had a Texas Ratio in excess of 70.00%.

For the remaining issuers with a Texas Ratio between 50.00% and 69.99%, we estimated 25% of the related cash flows of the issuer would not be realized.

We concluded that issuers with a Texas Ratio below 50.0% are considered healthy, and there was a minimal risk of default. We assigned a zero default rate to these issuers.

Our analysis also assumed that issuers currently deferring would default with no recovery, and issuers that have defaulted will have no recovery.

We had an independent third party prepare a discounted cash flow analysis for each of these pooled trust preferred securities based on the assumptions discussed above. The cash flows were discounted at the effective rate for each security. For each issuer that we assumed a 25% shortfall in the cash flows, the cash flow analysis eliminates 25% of the cash flow for each issuer effective immediately.

Management concluded, based on this further review, there was no other-than-temporary credit impairment to be recognized in our financial statements above that previously recognized as of December 31, 2010. The Company does not have the intent to sell these securities and it is more likely than not the Company will not be required to sell the securities before recovery of the securities amortized cost basis. This conclusion is based upon considering the Company’s cash and working capital requirements, and contractual and regulatory obligations, none of which the Company believes would cause the sale of the securities. Therefore, based on this further review, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Following the signature below are three exhibits in support of this review:
Exhibit A – Assumptions Used for Impairment Test
Exhibit B – Cash Flow Analysis of the Pooled Trust Preferred Securities
Exhibit C – Valuation of the Pooled Trust Preferred Securities

The Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 718-961-5400 extension 2704, or David Fry, Executive Vice President and Chief Financial Officer at extension 2738, should you wish to discuss any aspect of this response.

Very truly yours,

/s/John R. Buran

John R. Buran
President and Chief Executive Officer

EXHIBIT A - Assumptions Used for Impairment Test

Trapeza II
December 31, 2010

Issuer Name	Amount	Tier 1 Risk Based Capital Ratio	Texas Ratio	Probable Default?	% Default	$ Default		Comments
Currently Paying	(in thousands)
Virginia Commerce Bancorp (Virginia Commerce Bank)	13,330	13.39%	57.9%	Y	25%	3,333
University Financial (Park Midway Bank, N A)	7,000	10.00%	50.8%	Y	25%	1,750
BNC Bancorp (Bank of North Carolina)	3,115	10.94%	46.5%	N	0%	-	assume no default	capital raise in 2010; FDIC assisted acquisition
Stearns Financial Services (Stearns Bank National Association)	10,000	28.90%	42.7%	N	0%	-	assume no default
Beal Financial Corp	13,330	41.40%	41.4%	N	0%	-	assume no default
Sterling Bancshares (Sterling Bank)	13,330	15.43%	38.0%	N	0%	-	assume no default
Flagstar Bank, FSB	13,330	17.28%	37.9%	N	0%	-	assume no default	Capital raise in 4th quarter
SunTrust Bank (GB&T Bancshares)	4,000	13.67%	37.3%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
MainSource Financial Group (MainSource Bank)	13,330	15.53%	37.2%	N	0%	-	assume no default

Bank of America Corp (Bank of America, National Association)	16,005	11.24%	32.4%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
FNB Corp (First National Bank of Pennsylvania)	13,330	11.38%	28.8%	N	0%	-	assume no default
M&T Bank Corporation (M&T Bank, N A)	6,500	9.47%	28.6%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
Century Bancshares (Century Bank of Kentucky, Inc.)	3,000	11.49%	27.8%	N	0%	-	assume no default
Citigroup (Citibank (New York State))	2,348	12.91%	27.1%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
Umpqua Bank	9,000	16.36%	24.4%	N	0%	-	assume no default
Woodforest Financial Group	10,000	21.70%	21.7%	N	0%	-	assume no default
Guaranty Bancshares (Guaranty Bond Bank)	3,000	12.90%	12.9%	N	0%	-	assume no default
First Southern Bancorp (First Southern National Bank)	11,000	19.69%	7.1%	N	0%	-	assume no default
New Mexico Banquest (First National Bank of Santa Fe)	9,000	15.09%	4.1%	N	0%	-	assume no default
Total performing	173,948					5,083

Currently Deferring
BankAtlantic	12,000		431.7%	Y	100%	12,000
First Bank	13,330		231.4%	Y	100%	13,330
FNB United	5,000		648.6%	Y	100%	5,000
First Mariner Bank	2,000		519.2%	Y	100%	2,000
Hanmi Bank	5,301		65.3%	Y	100%	5,301
Pacific Capital Bank, National Association	13,330		197.6%	Y	100%	13,330
Total deferring	50,961					50,961

Total outstanding	224,909					56,044

Defaulted
First National Bank (AZ)	11,330
Franklin Bank Corp	9,000
Imperial Capital Bancorp	13,330
FBOP	8,725
UCBH	9,000
Total defaulted	51,385

Total deferring and defaulted	102,346

Total Outstanding	276,294

EXHIBIT A - Assumptions Used for Impairment Test

Tpref Funding III
December 31, 2010

Issuer Name	Amount	Tier 1 Risk Based Capital Ratio	Texas Ratio	Probable Default?	% Default	$ Default		Comments
Currently Paying	(in thousands)
Pacific Capital Bank	10,000	14.26%	205.8%	N	0%	-	assume no default	assume no default - bank recapitalized in 2010 by new investor. Non-performing loans marked-to-market. New investor invested $470 million.
Mercantil Commercebank	9,250	17.92%	69.4%	Y	25%	2,313		owned by foreign bank that has invested capital as needed in the past
Border Capital Group	3,000	15.99%	61.6%	Y	25%	750		Tier 1 risk weighted capital of 15.99% at 12/31/10
National Banking Corp	3,000	12.40%	54.9%	Y	25%	750
Banner Corporation	15,000	15.61%	51.4%	N	0%	-	assume no default	Raised $161.6 million common stock in 2010 via public offering, demonstaring access to public markets to raise capital.
Western Alliance	15,000	11.97%	50.9%	Y	0%	-	assume no default	improving operating results. Approved for FDIC assisted deals as shown in completed FDIC assisted transaction.
Wells Fargo	3,000	11.16%	50.3%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
Commnity Bancshares of Mississippi	10,000	13.86%	44.1%	N	0%	-	assume no default
Greater Sacramento	4,000	12.64%	41.5%	N	0%	-	assume no default
Beal Financial Corp	17,500	41.40%	41.1%	N	0%	-	assume no default
ETB Holdings	15,000	13.75%	40.2%	N	0%	-	assume no default
First Dakota	5,000	10.88%	37.4%	N	0%	-	assume no default
Bank of America Corp (Bank of America, National Association)	5,000	11.24%	32.4%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
HF Financial	5,000	11.31%	31.8%	N	0%	-	assume no default
Susquehenna	15,000	12.65%	30.9%	N	0%	-	assume no default
M&T Bank Corporation (M&T Bank, N A)	15,000	9.47%	28.6%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
Hometown Community	6,000	12.69%	27.2%	N	0%	-	assume no default
Citigroup (Citibank (New York State))	17,500	12.91%	27.1%	N	0%	-	assume no default	money center bank with investment grade rating from rating agencies
Huntington Bancshares	1,000	11.55%	25.2%	N	0%	-	assume no default
Umpqua Bank	3,000	16.36%	24.4%	N	0%	-	assume no default
Central Trust	3,000	16.76%	20.6%	N	0%	-	assume no default
	180,250					3,813
Currently Deferring
BankAtlantic	15,000		431.7%	Y	100%	15,000
Dearborn	10,000		248.7%	Y	100%	10,000
River Valley	3,000		96.6%	Y	100%	3,000
Northeast	5,000		41.1%	Y	100%	5,000
Bridgeview	15,000		116.1%	Y	100%	15,000
Total deferring	48,000					48,000

Total outstanding	228,250					51,813

Defaulted
First National Bank (AZ)	15,000
NetBank	4,250
Vineyard	5,000
FBOP	17,500
UCBH	10,000
Total defaulted	51,750

Total deferring and defaulted	99,750

Total Outstanding	280,000

EXHIBIT A - Assumptions Used for Impairment Test

Trust Preferred CDO
Rated Tranche Analysis
Sandler O'Neill & Partners, L.P.
12/31/10	Trapeza II

Original Collateral	400,115,000		L + 3.34%
Outstanding Collateral	276,293,754
Deferring/Defaulted Collateral	102,346,000
Paying Collateral	173,947,754
Interest available to Rated Notes (based on current rates) in Apr-2010	3,529,891

Class A-1A	2,226,943	Aa1 / A+ / AAA	L + .65%/ 1.30% after 4/2013
Periodic Interest Due (based on current rates)	12,532

Excess Collateral	171,720,811
Reserve Available for Interest Payments	0

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery	126,000,000	72.4%
Maximum One Time Additional Default/ 10% Recovery	NA	NA

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery	162,600,000	93.5%
Maximum One Time Additional Default/ 10% Recovery	162,600,000	93.5%

Class A-1B	100,000,000	A3 / BB- / A	L + .88%
Periodic Interest Due (based on current rates)	679,027

Excess Collateral	71,720,811
Reserve Available for Interest Payments	0

Class B	27,000,000	Ba1 / NR / BBB	L + .70%
Periodic Interest Due (based on current rates)	158,767

Excess Collateral	44,720,811
Cash Available For Coverage Payments	2,435,288
Reserve Available for Interest Payments	0

Class C	102,580,627	Ca / NR / C	L + 1.90%
Periodic Interest Due (based on current rates)	1,225,524

Excess Collateral	(57,859,816)
Reserve Available for Interest Payments	0

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery	0	0.0%
Maximum One Time Additional Default/ 10% Recovery	0	0.0%

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery	0	0.0%
Maximum One Time Additional Default/ 10% Recovery	0	0.0%

Class D	15,246,338	Ca / NR / C	L + 2.65%
Periodic Interest Due (based on current rates)	239,956

Excess Collateral	(73,106,155)
Cash Available For Coverage Payments	0
Reserve Available for Interest Payments	0

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery	0	0.0%
Maximum One Time Additional Default/ 10% Recovery	0	0.0%

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery	0	0.0%
Maximum One Time Additional Default/ 10% Recovery	0	0.0%

*Default Assumptions
No recovery assumed on FNB AZ ($11.33MM), Franklin ($9MM), FBOP ($8.725MM), Imperial Capital ($13.33MM), UCBH ($9MM) defaults Hanmi ($5.301MM), First Mariner ($2MM), BankAtlantic ($12MM), Pacific Crest ($13.33MM), First Banks ($13.33MM) and Catawba ($5MM) deferrals assume same recovery rate as additional defaults.
Recoveries applied one year after default/deferral.
Forward LIBOR rates applied as of 12/31/2010

Principal Shortfall is $1 shortfall measured at collateral maturity
Interest Shortfall is $1 shortfall at any time from now until maturity

Cash Flows are based on information from Quarterly Reports and Offering Memorandum.
Analysis assumes no Swap- actual $3.3mm basis swap is in transaction which matures 2010

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT A - Assumptions Used for Impairment Test

Trust Preferred CDO
Rated Tranche Analysis
Sandler O'Neill & Partners, L.P.
12/31/10	TPREF Funding III

Original Collateral	354,070,000
Outstanding Collateral	280,000,000		3M Libor +3.35%
Deferring/Defaulted Collateral	99,750,000
Paying Collateral	180,250,000
Cash available to Rated Notes as of Jan-2011 (based on current rates)	1,479,093

Class A-1	28,000,978	Aa1/BB+/AAA	3M Libor +.80%
Periodic Interest Due (based on current rates)	77,931
		% of Paying Collateral
Excess Collateral	152,249,022	84.5%
Reserve Available for Interest Payments	1,465,608

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery *	116,400,000	64.6%
Maximum One Time Additional Default/ 10% Recovery *	130,000,000	72.1%

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery *	75,000,000	41.6%
Maximum One Time Additional Default/ 10% Recovery *	85,300,000	47.3%

Class A-2	80,000,000	A1/BB-/BBB	3M Libor +.90%
Periodic Interest Due (based on current rates)	243,097
		% of Paying Collateral
Excess Collateral	72,249,022	40.1%
Remaining Cash Available For Coverage Payments	1,158,065
Reserve Available for Interest Payments	1,465,608

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery *	89,500,000	49.7%
Maximum One Time Additional Default/ 10% Recovery *	100,400,000	55.7%

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery *	75,000,000	41.6%
Maximum One Time Additional Default/ 10% Recovery *	85,300,000	47.3%

Class B	139,000,000	Ca/NR/C	3M Libor +1.90%
Periodic Interest Due (based on current rates)	777,603
		% of Paying Collateral
Excess Collateral	(66,750,978)	-37.0%
Remaining Cash Available For Coverage Payments	0
Reserve Available for Interest Payments	1,465,608

Principal Shortfall
Maximum One Time Additional Default/ 0% Recovery *	0	0.0%
Maximum One Time Additional Default/ 10% Recovery *	0	0.0%

Interest Shortfall
Maximum One Time Additional Default/ 0% Recovery *	0	0.0%
Maximum One Time Additional Default/ 10% Recovery *	0	0.0%

*Default Assumptions
BankAtlantic ($15MM), Dearborn ($10MM), River Valley ($3MM), Northeast ($5MM) and Bridgeview ($15MM) deferrals assume same recovery rate as additional defaults.  Recoveries applied one year after default/deferral.
NetBank ($4.25MM), FNB AZ ($15MM), FBOP ($17.5MM), UCBH ($10MM) and Vineyard ($5MM) defaults assume no recovery
Forward LIBOR rates applied as of 12/31/2010

Principal Shortfall is $1 shortfall measured at collateral maturity
Interest Shortfall is $1 shortfall at any time from now until maturity

This deal does not have a PIK feature.  Any interest shortfall to the rated notes is an Event of Default. This analysis assumes an Event of Default triggers an acceleration of maturity.  Cumulative Interest Shortfall is assumed to be paid after scheduled interest for each respective class.

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
1/7/2011	92	90	32	0.29%	176,437,000	2,033,474	0	0	0	3,813,000	0	0	2,033,474
4/7/2011	90	180	33	0.38%	176,437,000	1,527,174	0	0	0	0	0	183,224	1,710,397
7/7/2011	91	270	34	0.72%	176,437,000	2,200,850	10,000,000	0	0	0	0	0	12,200,850
10/7/2011	92	360	35	1.03%	166,437,000	1,833,892	0	0	0	0	0	202,534	2,036,426
1/7/2012	92	450	36	1.19%	166,437,000	1,950,897	0	0	0	0	0	167,351	2,118,248
4/7/2012	91	540	37	0.88%	166,437,000	1,755,879	0	0	0	0	0	189,781	1,945,660
7/7/2012	91	630	38	0.91%	166,437,000	1,815,403	0	0	0	0	0	147,926	1,963,329
10/7/2012	92	720	39	0.95%	166,437,000	1,802,805	0	0	0	0	0	193,290	1,996,095
1/7/2013	92	810	40	1.27%	166,437,000	1,982,137	0	0	0	0	0	180,152	2,162,290
4/7/2013	90	900	41	2.03%	166,437,000	2,209,936	0	0	0	0	0	274,740	2,484,675
7/7/2013	91	990	42	2.28%	166,437,000	2,384,618	0	0	0	0	0	0	2,384,618
10/7/2013	92	1,080	43	2.52%	166,437,000	2,468,736	0	0	0	0	0	0	2,468,736
1/7/2014	92	1,170	44	2.77%	166,437,000	2,617,981	0	0	0	0	0	0	2,617,981
4/7/2014	90	1,260	45	3.00%	166,437,000	2,613,414	0	0	0	0	0	0	2,613,414
7/7/2014	91	1,350	46	3.25%	166,437,000	2,789,635	0	0	0	0	0	0	2,789,635
10/7/2014	92	1,440	47	3.49%	166,437,000	2,877,673	0	0	0	0	0	0	2,877,673
1/7/2015	92	1,530	48	3.69%	166,437,000	3,007,259	0	0	0	0	0	0	3,007,259
4/7/2015	90	1,620	49	3.81%	166,437,000	2,949,915	0	0	0	0	0	0	2,949,915
7/7/2015	91	1,710	50	4.04%	166,437,000	3,121,740	0	0	0	0	0	0	3,121,740
10/7/2015	92	1,800	51	4.27%	166,437,000	3,205,686	0	0	0	0	0	0	3,205,686
1/7/2016	92	1,890	52	4.36%	166,437,000	3,295,584	0	0	0	0	0	0	3,295,584
4/7/2016	91	1,980	53	4.30%	166,437,000	3,188,041	0	0	0	0	0	0	3,188,041
7/7/2016	91	2,070	54	4.49%	166,437,000	3,312,144	0	0	0	0	0	0	3,312,144
10/7/2016	92	2,160	55	4.68%	166,437,000	3,381,307	0	0	0	0	0	0	3,381,307
1/7/2017	92	2,250	56	4.73%	166,437,000	3,449,405	0	0	0	0	0	0	3,449,405
4/7/2017	90	2,340	57	4.60%	166,437,000	3,277,229	0	0	0	0	0	0	3,277,229
7/7/2017	91	2,430	58	4.75%	166,437,000	3,421,216	0	0	0	0	0	0	3,421,216
10/7/2017	92	2,520	59	4.91%	166,437,000	3,477,199	0	0	0	0	0	0	3,477,199
1/7/2018	92	2,610	60	4.92%	166,437,000	3,531,409	0	0	0	0	0	0	3,531,409
4/7/2018	90	2,700	61	4.77%	166,437,000	3,346,837	0	0	0	0	0	0	3,346,837
7/7/2018	91	2,790	62	4.89%	166,437,000	3,479,166	0	0	0	0	0	0	3,479,166
10/7/2018	92	2,880	63	5.01%	166,437,000	3,523,094	0	0	0	0	0	0	3,523,094
1/7/2019	92	2,970	64	5.02%	166,437,000	3,573,696	0	0	0	0	0	0	3,573,696
4/7/2019	90	3,060	65	4.89%	166,437,000	3,396,911	0	0	0	0	0	0	3,396,911
7/7/2019	91	3,150	66	4.99%	166,437,000	3,520,788	0	0	0	0	0	0	3,520,788
10/7/2019	92	3,240	67	5.09%	166,437,000	3,555,824	0	0	0	0	0	0	3,555,824
1/7/2020	92	3,330	68	5.09%	166,437,000	3,602,795	0	0	0	0	0	0	3,602,795
4/7/2020	91	3,420	69	4.97%	166,437,000	3,467,213	0	0	0	0	0	0	3,467,213
7/7/2020	91	3,510	70	5.05%	166,437,000	3,547,738	0	0	0	0	0	0	3,547,738
10/7/2020	92	3,600	71	5.14%	166,437,000	3,575,020	0	0	0	0	0	0	3,575,020
1/7/2021	92	3,690	72	5.02%	166,437,000	3,574,948	0	0	0	0	0	0	3,574,948
4/7/2021	90	3,780	73	4.67%	166,437,000	3,309,087	0	0	0	0	0	0	3,309,087
7/7/2021	91	3,870	74	4.73%	166,437,000	3,411,567	0	0	0	0	0	0	3,411,567
10/7/2021	92	3,960	75	4.78%	166,437,000	3,425,163	0	0	0	0	0	0	3,425,163
1/7/2022	92	4,050	76	4.83%	166,437,000	3,494,143	0	0	0	0	0	0	3,494,143
4/7/2022	90	4,140	77	4.89%	166,437,000	3,395,887	0	0	0	0	0	0	3,395,887
7/7/2022	91	4,230	78	4.94%	166,437,000	3,500,886	0	0	0	0	0	0	3,500,886
10/7/2022	92	4,320	79	5.00%	166,437,000	3,515,490	0	0	0	0	0	0	3,515,490
1/7/2023	92	4,410	80	5.05%	166,437,000	3,584,457	0	0	0	0	0	0	3,584,457
4/7/2023	90	4,500	81	5.10%	166,437,000	3,484,291	0	0	0	0	0	0	3,484,291
7/7/2023	91	4,590	82	5.15%	166,437,000	3,590,254	0	0	0	0	0	0	3,590,254
10/7/2023	92	4,680	83	5.21%	166,437,000	3,605,872	0	0	0	0	0	0	3,605,872
1/7/2024	92	4,770	84	5.26%	166,437,000	3,674,817	0	0	0	0	0	0	3,674,817
4/7/2024	91	4,860	85	5.32%	166,437,000	3,611,974	0	0	0	0	0	0	3,611,974
7/7/2024	91	4,950	86	5.37%	166,437,000	3,680,648	0	0	0	0	0	0	3,680,648
10/7/2024	92	5,040	87	5.42%	166,437,000	3,696,546	0	0	0	0	0	(0)	3,696,546
1/7/2025	92	5,130	88	5.48%	166,437,000	3,765,474	0	0	0	0	0	0	3,765,474
4/7/2025	90	5,220	89	5.53%	166,437,000	3,661,479	0	0	0	0	0	0	3,661,479
7/7/2025	91	5,310	90	5.58%	166,437,000	3,769,376	0	0	0	0	0	0	3,769,376
10/7/2025	92	5,400	91	5.64%	166,437,000	3,787,025	0	0	0	0	0	(0)	3,787,025
1/7/2026	92	5,490	92	5.34%	166,437,000	3,712,235	0	0	0	0	0	0	3,712,235
4/7/2026	90	5,580	93	4.65%	166,437,000	3,301,109	0	0	0	0	0	0	3,301,109
7/7/2026	91	5,670	94	4.67%	166,437,000	3,387,550	0	0	0	0	0	0	3,387,550
10/7/2026	92	5,760	95	4.69%	166,437,000	3,385,798	0	0	0	0	0	0	3,385,798
1/7/2027	92	5,850	96	4.71%	166,437,000	3,439,789	0	0	0	0	0	0	3,439,789
4/7/2027	90	5,940	97	4.72%	166,437,000	3,328,169	0	0	0	0	0	0	3,328,169
7/7/2027	91	6,030	98	4.74%	166,437,000	3,417,673	0	0	0	0	0	0	3,417,673
10/7/2027	92	6,120	99	4.76%	166,437,000	3,416,262	0	0	0	0	0	0	3,416,262
1/7/2028	92	6,210	100	4.78%	166,437,000	3,470,244	0	0	0	0	0	0	3,470,244
4/7/2028	91	6,300	101	4.80%	166,437,000	3,394,758	0	0	0	0	0	(0)	3,394,758
7/7/2028	91	6,390	102	4.81%	166,437,000	3,448,577	0	0	0	0	0	0	3,448,577
10/7/2028	92	6,480	103	4.83%	166,437,000	3,454,311	3,000,000	0	0	0	0	0	6,454,311
1/7/2029	92	6,570	104	4.85%	163,437,000	3,452,552	0	0	0	0	0	0	3,452,552
4/7/2029	90	6,660	105	4.87%	163,437,000	3,340,037	0	0	0	0	0	0	3,340,037
7/7/2029	91	6,750	106	4.89%	163,437,000	3,428,985	0	0	0	0	0	0	3,428,985
10/7/2029	92	6,840	107	4.90%	163,437,000	3,428,109	0	0	0	0	0	0	3,428,109
1/7/2030	92	6,930	108	4.92%	163,437,000	3,482,471	0	0	0	0	0	0	3,482,471
4/7/2030	90	7,020	109	4.94%	163,437,000	3,369,314	0	0	0	0	0	0	3,369,314
7/7/2030	91	7,110	110	4.96%	163,437,000	3,464,821	1,000,000	0	0	0	0	0	4,464,821
10/7/2030	92	7,200	111	4.98%	162,437,000	3,458,037	0	0	0	0	0	0	3,458,037
1/7/2031	92	7,290	112	4.82%	162,437,000	3,394,537	0	0	0	0	0	0	3,394,537
4/7/2031	90	7,380	113	4.48%	162,437,000	3,182,284	0	0	0	0	0	0	3,182,284
7/7/2031	91	7,470	114	4.48%	162,437,000	3,215,828	0	0	0	0	0	0	3,215,828
10/7/2031	92	7,560	115	4.49%	162,437,000	3,254,560	0	0	0	0	0	0	3,254,560
1/7/2032	92	7,650	116	4.49%	162,437,000	3,256,479	0	0	0	0	0	0	3,256,479
4/7/2032	91	7,740	117	4.50%	162,437,000	3,223,745	0	0	0	0	0	0	3,223,745
7/7/2032	91	7,830	118	4.50%	162,437,000	3,224,543	0	0	0	0	0	0	3,224,543
10/7/2032	92	7,920	119	4.51%	162,437,000	3,262,694	0	0	0	0	0	0	3,262,694
1/7/2033	92	8,010	120	4.51%	162,437,000	3,388,182	162,437,000	0	0	0	0	0	165,825,182
Totals:						285,594,760	176,437,000	0	0	3,813,000	0	1,538,998	463,570,757

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

					Fees & Hedges
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Total Fees	Swap Balance	Swap Out	Swap IN	Swap Notional Terminated	Swap Termination Fee	Total Swap Payments
1/7/2011	92	90	32	0.29%	82,435	35,500,000	533,654	26,224	0	0	(507,430)
4/7/2011	90	180	33	0.38%	82,278	35,500,000	533,654	33,440	0	0	(500,214)
7/7/2011	91	270	34	0.72%	82,278	35,500,000	533,654	64,546	0	0	(469,107)
10/7/2011	92	360	35	1.03%	81,866	35,500,000	533,654	93,052	0	0	(440,602)
1/7/2012	92	450	36	1.19%	81,866	35,500,000	533,654	107,513	0	0	(426,141)
4/7/2012	91	540	37	0.88%	81,866	35,500,000	533,654	78,728	0	0	(454,926)
7/7/2012	91	630	38	0.91%	81,866	35,500,000	533,654	81,851	0	0	(451,803)
10/7/2012	92	720	39	0.95%	81,866	35,500,000	533,654	85,924	0	0	(447,730)
1/7/2013	92	810	40	1.27%	81,866	35,500,000	533,654	115,297	0	0	(418,357)
4/7/2013	90	900	41	2.03%	81,866	35,500,000	533,654	180,347	0	0	(353,307)
7/7/2013	91	990	42	2.28%	81,866	35,500,000	533,654	204,339	0	0	(329,315)
10/7/2013	92	1,080	43	2.52%	81,866	35,500,000	533,654	229,062	0	0	(304,592)
1/7/2014	92	1,170	44	2.77%	81,866	35,500,000	533,654	251,045	0	0	(282,609)
4/7/2014	90	1,260	45	3.00%	81,866	35,500,000	533,654	266,364	0	0	(267,289)
7/7/2014	91	1,350	46	3.25%	81,866	35,500,000	533,654	291,195	0	0	(242,458)
10/7/2014	92	1,440	47	3.49%	81,866	35,500,000	533,654	316,741	0	0	(216,913)
1/7/2015	92	1,530	48	3.69%	81,866	35,500,000	533,654	334,372	0	0	(199,282)
4/7/2015	90	1,620	49	3.81%	81,866	35,500,000	533,654	338,381	0	0	(195,273)
7/7/2015	91	1,710	50	4.04%	81,866	35,500,000	533,654	362,389	0	0	(171,265)
10/7/2015	92	1,800	51	4.27%	81,866	35,500,000	533,654	387,041	0	0	(146,613)
1/7/2016	92	1,890	52	4.36%	81,866	35,500,000	533,654	395,918	0	0	(137,736)
4/7/2016	91	1,980	53	4.30%	81,866	35,500,000	533,654	386,104	0	0	(147,550)
7/7/2016	91	2,070	54	4.49%	81,866	35,500,000	533,654	403,022	0	0	(130,632)
10/7/2016	92	2,160	55	4.68%	81,866	35,500,000	533,654	424,633	0	0	(109,021)
1/7/2017	92	2,250	56	4.73%	81,866	35,500,000	533,654	428,798	0	0	(104,856)
4/7/2017	90	2,340	57	4.60%	81,866	35,500,000	533,654	408,262	0	0	(125,391)
7/7/2017	91	2,430	58	4.75%	81,866	35,500,000	533,654	426,496	0	0	(107,158)
10/7/2017	92	2,520	59	4.91%	81,866	35,500,000	533,654	445,134	0	0	(88,520)
1/7/2018	92	2,610	60	4.92%	81,866	35,500,000	533,654	446,334	0	0	(87,319)
4/7/2018	90	2,700	61	4.77%	81,866	35,500,000	533,654	423,137	0	0	(110,517)
7/7/2018	91	2,790	62	4.89%	81,866	35,500,000	533,654	438,876	0	0	(94,778)
10/7/2018	92	2,880	63	5.01%	81,866	35,500,000	533,654	454,925	0	0	(78,729)
1/7/2019	92	2,970	64	5.02%	81,866	35,500,000	533,654	455,426	0	0	(78,227)
4/7/2019	90	3,060	65	4.89%	81,866	35,500,000	533,654	433,869	0	0	(99,784)
7/7/2019	91	3,150	66	4.99%	81,866	35,500,000	533,654	447,767	0	0	(85,887)
10/7/2019	92	3,240	67	5.09%	81,866	35,500,000	533,654	461,906	0	0	(71,748)
1/7/2020	92	3,330	68	5.09%	81,866	35,500,000	533,654	461,676	0	0	(71,977)
4/7/2020	91	3,420	69	4.97%	81,866	35,500,000	533,654	445,819	0	0	(87,835)
7/7/2020	91	3,510	70	5.05%	81,866	35,500,000	533,654	453,367	0	0	(80,286)
10/7/2020	92	3,600	71	5.14%	81,866	35,500,000	533,654	465,993	0	0	(67,661)
1/7/2021	92	3,690	72	5.02%	81,866	35,500,000	533,654	455,356	0	0	(78,298)
4/7/2021	90	3,780	73	4.67%	81,866	35,500,000	533,654	414,831	0	0	(118,823)
7/7/2021	91	3,870	74	4.73%	81,866	35,500,000	533,654	424,268	0	0	(109,386)
10/7/2021	92	3,960	75	4.78%	81,866	35,500,000	533,654	433,811	0	0	(99,843)
1/7/2022	92	4,050	76	4.83%	81,866	35,500,000	533,654	438,636	0	0	(95,018)
4/7/2022	90	4,140	77	4.89%	81,866	35,500,000	533,654	433,767	0	0	(99,886)
7/7/2022	91	4,230	78	4.94%	81,866	35,500,000	533,654	443,423	0	0	(90,231)
10/7/2022	92	4,320	79	5.00%	81,866	35,500,000	533,654	453,178	0	0	(80,475)
1/7/2023	92	4,410	80	5.05%	81,866	35,500,000	533,654	458,004	0	0	(75,650)
4/7/2023	90	4,500	81	5.10%	81,866	35,500,000	533,654	452,715	0	0	(80,939)
7/7/2023	91	4,590	82	5.15%	81,866	35,500,000	533,654	462,589	0	0	(71,065)
10/7/2023	92	4,680	83	5.21%	81,866	35,500,000	533,654	472,558	0	0	(61,096)
1/7/2024	92	4,770	84	5.26%	81,866	35,500,000	533,654	477,382	0	0	(56,272)
4/7/2024	91	4,860	85	5.32%	81,866	35,500,000	533,654	476,973	0	0	(56,680)
7/7/2024	91	4,950	86	5.37%	81,866	35,500,000	533,654	481,817	0	0	(51,837)
10/7/2024	92	5,040	87	5.42%	81,866	35,500,000	533,654	491,999	0	0	(41,654)
1/7/2025	92	5,130	88	5.48%	81,866	35,500,000	533,654	496,824	0	0	(36,830)
4/7/2025	90	5,220	89	5.53%	81,866	35,500,000	533,654	490,691	0	0	(42,963)
7/7/2025	91	5,310	90	5.58%	81,866	35,500,000	533,654	501,003	0	0	(32,651)
10/7/2025	92	5,400	91	5.64%	81,866	35,500,000	533,654	511,399	0	0	(22,254)
1/7/2026	92	5,490	92	5.34%	81,866	35,500,000	533,654	484,249	0	0	(49,405)
4/7/2026	90	5,580	93	4.65%	81,866	35,500,000	533,654	412,809	0	0	(120,845)
7/7/2026	91	5,670	94	4.67%	81,866	35,500,000	533,654	419,060	0	0	(114,593)
10/7/2026	92	5,760	95	4.69%	81,866	35,500,000	533,654	425,311	0	0	(108,343)
1/7/2027	92	5,850	96	4.71%	81,866	35,500,000	533,654	426,921	0	0	(106,733)
4/7/2027	90	5,940	97	4.72%	81,866	35,500,000	533,654	419,196	0	0	(114,457)
7/7/2027	91	6,030	98	4.74%	81,866	35,500,000	533,654	425,521	0	0	(108,133)
10/7/2027	92	6,120	99	4.76%	81,866	35,500,000	533,654	431,843	0	0	(101,811)
1/7/2028	92	6,210	100	4.78%	81,866	35,500,000	533,654	433,452	0	0	(100,202)
4/7/2028	91	6,300	101	4.80%	81,866	35,500,000	533,654	430,351	0	0	(103,303)
7/7/2028	91	6,390	102	4.81%	81,866	35,500,000	533,654	432,000	0	0	(101,654)
10/7/2028	92	6,480	103	4.83%	81,866	35,500,000	533,654	438,393	0	0	(95,260)
1/7/2029	92	6,570	104	4.85%	81,742	35,500,000	533,654	440,002	0	0	(93,652)
4/7/2029	90	6,660	105	4.87%	81,742	35,500,000	533,654	431,992	0	0	(101,661)
7/7/2029	91	6,750	106	4.89%	81,742	35,500,000	533,654	438,462	0	0	(95,191)
10/7/2029	92	6,840	107	4.90%	81,742	35,500,000	533,654	444,927	0	0	(88,727)
1/7/2030	92	6,930	108	4.92%	81,742	35,500,000	533,654	446,536	0	0	(87,118)
4/7/2030	90	7,020	109	4.94%	81,742	35,500,000	533,654	438,383	0	0	(95,270)
7/7/2030	91	7,110	110	4.96%	81,742	35,500,000	533,654	444,926	0	0	(88,728)
10/7/2030	92	7,200	111	4.98%	81,701	35,500,000	533,654	451,463	0	0	(82,191)
1/7/2031	92	7,290	112	4.82%	81,701	35,500,000	533,654	437,302	0	0	(96,352)
4/7/2031	90	7,380	113	4.48%	81,701	35,500,000	533,654	397,246	0	0	(136,408)
7/7/2031	91	7,470	114	4.48%	81,701	35,500,000	533,654	402,146	0	0	(131,508)
10/7/2031	92	7,560	115	4.49%	81,701	35,500,000	533,654	407,013	0	0	(126,641)
1/7/2032	92	7,650	116	4.49%	81,701	35,500,000	533,654	407,431	0	0	(126,223)
4/7/2032	91	7,740	117	4.50%	81,701	35,500,000	533,654	403,439	0	0	(130,215)
7/7/2032	91	7,830	118	4.50%	81,701	35,500,000	533,654	403,904	0	0	(129,750)
10/7/2032	92	7,920	119	4.51%	81,701	35,500,000	533,654	408,789	0	0	(124,865)
1/7/2033	92	8,010	120	4.51%	81,701	35,500,000	533,654	409,208	35,500,000	0	(124,446)
Totals:					7,284,910		47,495,184	34,218,813	35,500,000	0	(13,276,371)

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	0.800%
Price:	100.000

										Rated Notes
Date	Days act/360	Cum. Days 30/360	Period	Date	A1 Balance	A1 Principal Paid	A1 Interest Due	A1 Interest Paid	A1 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
1/7/2011	92	90	32	1/15/2011	28,000,978	344,979	77,931	77,931	0	422,910	0.997225	421,736
4/7/2011	90	180	33	4/15/2011	27,655,999	0	81,363	81,363	0	81,363	0.994299	80,899
7/7/2011	91	270	34	7/15/2011	27,655,999	10,295,481	106,211	106,211	0	10,401,692	0.990495	10,302,828
10/7/2011	92	360	35	10/15/2011	17,360,518	0	80,998	80,998	0	80,998	0.985896	79,855
1/7/2012	92	450	36	1/15/2012	17,360,518	0	88,070	88,070	0	88,070	0.980919	86,389
4/7/2012	91	540	37	4/15/2012	17,360,518	0	73,607	73,607	0	73,607	0.976778	71,898
7/7/2012	91	630	38	7/15/2012	17,360,518	0	75,134	75,134	0	75,134	0.972569	73,073
10/7/2012	92	720	39	10/15/2012	17,360,518	0	77,512	77,512	0	77,512	0.968246	75,051
1/7/2013	92	810	40	1/15/2013	17,360,518	0	91,876	91,876	0	91,876	0.963149	88,490
4/7/2013	90	900	41	4/15/2013	17,360,518	0	122,916	122,916	0	122,916	0.956377	117,554
7/7/2013	91	990	42	7/15/2013	17,360,518	1,195,921	135,034	135,034	0	1,330,956	0.948996	1,263,071
10/7/2013	92	1,080	43	10/15/2013	16,164,597	1,244,734	137,349	137,349	0	1,382,083	0.941000	1,300,540
1/7/2014	92	1,170	44	1/15/2014	14,919,863	1,367,761	136,011	136,011	0	1,503,772	0.932499	1,402,266
4/7/2014	90	1,260	45	4/15/2014	13,552,102	1,355,212	128,789	128,789	0	1,484,001	0.923721	1,370,803
7/7/2014	91	1,350	46	7/15/2014	12,196,890	1,502,384	124,712	124,712	0	1,627,096	0.914372	1,487,770
10/7/2014	92	1,440	47	10/15/2014	10,694,506	1,563,828	117,284	117,284	0	1,681,112	0.904453	1,520,487
1/7/2015	92	1,530	48	1/15/2015	9,130,678	1,683,928	104,668	104,668	0	1,788,597	0.894202	1,599,367
4/7/2015	90	1,620	49	4/15/2015	7,446,749	1,644,354	85,875	85,875	0	1,730,229	0.884008	1,529,536
7/7/2015	91	1,710	50	7/15/2015	5,802,395	1,798,993	70,965	70,965	0	1,869,959	0.873327	1,633,085
10/7/2015	92	1,800	51	10/15/2015	4,003,402	1,869,170	51,832	51,832	0	1,921,002	0.862164	1,656,220
1/7/2016	92	1,890	52	1/15/2016	2,134,231	1,971,607	28,166	28,166	0	1,999,773	0.850935	1,701,676
4/7/2016	91	1,980	53	4/15/2016	162,624	162,624	2,098	2,098	0	164,722	0.840099	138,382
7/7/2016	91	2,070	54	7/15/2016	0	0	0	0	0	0	0.829011	0
10/7/2016	92	2,160	55	10/15/2016	0	0	0	0	0	0	0.817560	0
1/7/2017	92	2,250	56	1/15/2017	0	0	0	0	0	0	0.806174	0
4/7/2017	90	2,340	57	4/15/2017	0	0	0	0	0	0	0.795435	0
7/7/2017	91	2,430	58	7/15/2017	0	0	0	0	0	0	0.784425	0
10/7/2017	92	2,520	59	10/15/2017	0	0	0	0	0	0	0.773150	0
1/7/2018	92	2,610	60	1/15/2018	0	0	0	0	0	0	0.762011	0
4/7/2018	90	2,700	61	4/15/2018	0	0	0	0	0	0	0.751550	0
7/7/2018	91	2,790	62	7/15/2018	0	0	0	0	0	0	0.740893	0
10/7/2018	92	2,880	63	10/15/2018	0	0	0	0	0	0	0.730045	0
1/7/2019	92	2,970	64	1/15/2019	0	0	0	0	0	0	0.719346	0
4/7/2019	90	3,060	65	4/15/2019	0	0	0	0	0	0	0.709259	0
7/7/2019	91	3,150	66	7/15/2019	0	0	0	0	0	0	0.699028	0
10/7/2019	92	3,240	67	10/15/2019	0	0	0	0	0	0	0.688660	0
1/7/2020	92	3,330	68	1/15/2020	0	0	0	0	0	0	0.678450	0
4/7/2020	91	3,420	69	4/15/2020	0	0	0	0	0	0	0.668700	0
7/7/2020	91	3,510	70	7/15/2020	0	0	0	0	0	0	0.658952	0
10/7/2020	92	3,600	71	10/15/2020	0	0	0	0	0	0	0.649104	0
1/7/2021	92	3,690	72	1/15/2021	0	0	0	0	0	0	0.639593	0
4/7/2021	90	3,780	73	4/15/2021	0	0	0	0	0	0	0.630958	0
7/7/2021	91	3,870	74	7/15/2021	0	0	0	0	0	0	0.622262	0
10/7/2021	92	3,960	75	10/15/2021	0	0	0	0	0	0	0.613511	0
1/7/2022	92	4,050	76	1/15/2022	0	0	0	0	0	0	0.604802	0
4/7/2022	90	4,140	77	4/15/2022	0	0	0	0	0	0	0.596323	0
7/7/2022	91	4,230	78	7/15/2022	0	0	0	0	0	0	0.587792	0
10/7/2022	92	4,320	79	10/15/2022	0	0	0	0	0	0	0.579214	0
1/7/2023	92	4,410	80	1/15/2023	0	0	0	0	0	0	0.570684	0
4/7/2023	90	4,500	81	4/15/2023	0	0	0	0	0	0	0.562388	0
7/7/2023	91	4,590	82	7/15/2023	0	0	0	0	0	0	0.554048	0
10/7/2023	92	4,680	83	10/15/2023	0	0	0	0	0	0	0.545669	0
1/7/2024	92	4,770	84	1/15/2024	0	0	0	0	0	0	0.537344	0
4/7/2024	91	4,860	85	4/15/2024	0	0	0	0	0	0	0.529164	0
7/7/2024	91	4,950	86	7/15/2024	0	0	0	0	0	0	0.521039	0
10/7/2024	92	5,040	87	10/15/2024	0	0	0	0	0	0	0.512882	0
1/7/2025	92	5,130	88	1/15/2025	0	0	0	0	0	0	0.504786	0
4/7/2025	90	5,220	89	4/15/2025	0	0	0	0	0	0	0.496923	0
7/7/2025	91	5,310	90	7/15/2025	0	0	0	0	0	0	0.489033	0
10/7/2025	92	5,400	91	10/15/2025	0	0	0	0	0	0	0.481118	0
1/7/2026	92	5,490	92	1/15/2026	0	0	0	0	0	0	0.473688	0
4/7/2026	90	5,580	93	4/15/2026	0	0	0	0	0	0	0.467320	0
7/7/2026	91	5,670	94	7/15/2026	0	0	0	0	0	0	0.460946	0
10/7/2026	92	5,760	95	10/15/2026	0	0	0	0	0	0	0.454571	0
1/7/2027	92	5,850	96	1/15/2027	0	0	0	0	0	0	0.448264	0
4/7/2027	90	5,940	97	4/15/2027	0	0	0	0	0	0	0.442158	0
7/7/2027	91	6,030	98	7/15/2027	0	0	0	0	0	0	0.436050	0
10/7/2027	92	6,120	99	10/15/2027	0	0	0	0	0	0	0.429941	0
1/7/2028	92	6,210	100	1/15/2028	0	0	0	0	0	0	0.423898	0
4/7/2028	91	6,300	101	4/15/2028	0	0	0	0	0	0	0.417986	0
7/7/2028	91	6,390	102	7/15/2028	0	0	0	0	0	0	0.412137	0
10/7/2028	92	6,480	103	10/15/2028	0	0	0	0	0	0	0.406289	0
1/7/2029	92	6,570	104	1/15/2029	0	0	0	0	0	0	0.400506	0
4/7/2029	90	6,660	105	4/15/2029	0	0	0	0	0	0	0.394911	0
7/7/2029	91	6,750	106	7/15/2029	0	0	0	0	0	0	0.389315	0
10/7/2029	92	6,840	107	10/15/2029	0	0	0	0	0	0	0.383721	0
1/7/2030	92	6,930	108	1/15/2030	0	0	0	0	0	0	0.378191	0
4/7/2030	90	7,020	109	4/15/2030	0	0	0	0	0	0	0.372841	0
7/7/2030	91	7,110	110	7/15/2030	0	0	0	0	0	0	0.367492	0
10/7/2030	92	7,200	111	10/15/2030	0	0	0	0	0	0	0.362146	0
1/7/2031	92	7,290	112	1/15/2031	0	0	0	0	0	0	0.357019	0
4/7/2031	90	7,380	113	4/15/2031	0	0	0	0	0	0	0.352371	0
7/7/2031	91	7,470	114	7/15/2031	0	0	0	0	0	0	0.347729	0
10/7/2031	92	7,560	115	10/15/2031	0	0	0	0	0	0	0.343094	0
1/7/2032	92	7,650	116	1/15/2032	0	0	0	0	0	0	0.338516	0
4/7/2032	91	7,740	117	4/15/2032	0	0	0	0	0	0	0.334045	0
7/7/2032	91	7,830	118	7/15/2032	0	0	0	0	0	0	0.329628	0
10/7/2032	92	7,920	119	10/15/2032	0	0	0	0	0	0	0.325218	0
1/7/2033	92	8,010	120	1/15/2033	0	0	0	0	0	0	0.320863	0
Totals:						28,000,978	1,998,401	1,998,401	0	29,999,378		28,000,978

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	0.900%
Price:	100.000

									Rated Notes
Date	Days act/360	Cum. Days 30/360	Period	A2 Balance	A2 Principal Paid	A2 Interest Due	A2 Interest Paid	A2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
1/7/2011	92	90	32	80,000,000	0	243,097	243,097	0	243,097	0.996970	242,360
4/7/2011	90	180	33	80,000,000	0	255,358	255,358	0	255,358	0.993798	253,774
7/7/2011	91	270	34	80,000,000	0	327,456	327,456	0	327,456	0.989747	324,099
10/7/2011	92	360	35	80,000,000	0	393,695	393,695	0	393,695	0.984900	387,750
1/7/2012	92	450	36	80,000,000	0	426,283	426,283	0	426,283	0.979680	417,621
4/7/2012	91	540	37	80,000,000	0	359,416	359,416	0	359,416	0.975298	350,537
7/7/2012	91	630	38	80,000,000	0	366,453	366,453	0	366,453	0.970851	355,771
10/7/2012	92	720	39	80,000,000	0	377,631	377,631	0	377,631	0.966290	364,901
1/7/2013	92	810	40	80,000,000	0	443,824	443,824	0	443,824	0.960959	426,497
4/7/2013	90	900	41	80,000,000	0	586,416	586,416	0	586,416	0.953966	559,421
7/7/2013	91	990	42	80,000,000	0	642,482	642,482	0	642,482	0.946366	608,023
10/7/2013	92	1,080	43	80,000,000	0	700,196	700,196	0	700,196	0.938154	656,892
1/7/2014	92	1,170	44	80,000,000	0	749,735	749,735	0	749,735	0.929444	696,836
4/7/2014	90	1,260	45	80,000,000	0	780,258	780,258	0	780,258	0.920466	718,201
7/7/2014	91	1,350	46	80,000,000	0	838,215	838,215	0	838,215	0.910922	763,549
10/7/2014	92	1,440	47	80,000,000	0	897,783	897,783	0	897,783	0.900813	808,735
1/7/2015	92	1,530	48	80,000,000	0	937,515	937,515	0	937,515	0.890379	834,743
4/7/2015	90	1,620	49	80,000,000	0	942,548	942,548	0	942,548	0.880010	829,452
7/7/2015	91	1,710	50	80,000,000	0	998,650	998,650	0	998,650	0.869161	867,987
10/7/2015	92	1,800	51	80,000,000	0	1,056,205	1,056,205	0	1,056,205	0.857835	906,050
1/7/2016	92	1,890	52	80,000,000	0	1,076,210	1,076,210	0	1,076,210	0.846448	910,956
4/7/2016	91	1,980	53	80,000,000	1,741,811	1,052,093	1,052,093	0	2,793,904	0.835461	2,334,197
7/7/2016	91	2,070	54	78,258,189	2,033,165	1,066,481	1,066,481	0	3,099,647	0.824228	2,554,817
10/7/2016	92	2,160	55	76,225,024	2,103,338	1,087,082	1,087,082	0	3,190,420	0.812639	2,592,660
1/7/2017	92	2,250	56	74,121,686	2,196,902	1,065,781	1,065,781	0	3,262,684	0.801120	2,613,800
4/7/2017	90	2,340	57	71,924,784	2,080,981	988,991	988,991	0	3,069,972	0.790254	2,426,056
7/7/2017	91	2,430	58	69,843,803	2,234,197	997,996	997,996	0	3,232,193	0.779121	2,518,269
10/7/2017	92	2,520	59	67,609,606	2,303,555	1,003,258	1,003,258	0	3,306,813	0.767728	2,538,735
1/7/2018	92	2,610	60	65,306,051	2,390,940	971,284	971,284	0	3,362,224	0.756477	2,543,447
4/7/2018	90	2,700	61	62,915,110	2,262,989	891,466	891,466	0	3,154,455	0.745908	2,352,935
7/7/2018	91	2,790	62	60,652,121	2,414,714	887,808	887,808	0	3,302,522	0.735148	2,427,841
10/7/2018	92	2,880	63	58,237,407	2,482,254	880,246	880,246	0	3,362,499	0.724201	2,435,127
1/7/2019	92	2,970	64	55,755,153	2,570,089	843,515	843,515	0	3,413,604	0.713408	2,435,293
4/7/2019	90	3,060	65	53,185,064	2,445,584	769,677	769,677	0	3,215,261	0.703231	2,261,072
7/7/2019	91	3,150	66	50,739,481	2,597,618	755,417	755,417	0	3,353,036	0.692915	2,323,369
10/7/2019	92	3,240	67	48,141,862	2,665,090	737,121	737,121	0	3,402,211	0.682466	2,321,892
1/7/2020	92	3,330	68	45,476,773	2,752,932	696,020	696,020	0	3,448,953	0.672178	2,318,310
4/7/2020	91	3,420	69	42,723,841	2,663,778	633,735	633,735	0	3,297,512	0.662353	2,184,117
7/7/2020	91	3,510	70	40,060,063	2,782,846	602,740	602,740	0	3,385,586	0.652535	2,209,214
10/7/2020	92	3,600	71	37,277,217	2,850,434	575,059	575,059	0	3,425,494	0.642622	2,201,296
1/7/2021	92	3,690	72	34,426,783	2,894,014	520,771	520,771	0	3,414,785	0.633046	2,161,715
4/7/2021	90	3,780	73	31,532,769	2,668,978	439,421	439,421	0	3,108,399	0.624345	1,940,714
7/7/2021	91	3,870	74	28,863,792	2,809,694	410,622	410,622	0	3,220,316	0.615588	1,982,387
10/7/2021	92	3,960	75	26,054,098	2,865,149	378,306	378,306	0	3,243,455	0.606777	1,968,055
1/7/2022	92	4,050	76	23,188,949	2,977,403	339,856	339,856	0	3,317,259	0.598013	1,983,763
4/7/2022	90	4,140	77	20,211,546	2,921,699	292,437	292,437	0	3,214,135	0.589484	1,894,680
7/7/2022	91	4,230	78	17,289,847	3,073,491	255,298	255,298	0	3,328,789	0.580906	1,933,714
10/7/2022	92	4,320	79	14,216,356	3,138,972	214,178	214,178	0	3,353,150	0.572284	1,918,955
1/7/2023	92	4,410	80	11,077,384	3,258,548	168,393	168,393	0	3,426,941	0.563715	1,931,818
4/7/2023	90	4,500	81	7,818,836	3,204,184	117,302	117,302	0	3,321,486	0.555383	1,844,697
7/7/2023	91	4,590	82	4,614,652	3,366,693	70,630	70,630	0	3,437,324	0.547011	1,880,252
10/7/2023	92	4,680	83	1,247,959	1,247,959	19,482	19,482	0	1,267,441	0.538602	682,647
1/7/2024	92	4,770	84	0	0	0	0	0	0	0.530252	0
4/7/2024	91	4,860	85	0	0	0	0	0	0	0.522050	0
7/7/2024	91	4,950	86	0	0	0	0	0	0	0.513906	0
10/7/2024	92	5,040	87	0	0	0	0	0	0	0.505734	0
1/7/2025	92	5,130	88	0	0	0	0	0	0	0.497625	0
4/7/2025	90	5,220	89	0	0	0	0	0	0	0.489754	0
7/7/2025	91	5,310	90	0	0	0	0	0	0	0.481857	0
10/7/2025	92	5,400	91	0	0	0	0	0	0	0.473940	0
1/7/2026	92	5,490	92	0	0	0	0	0	0	0.466503	0
4/7/2026	90	5,580	93	0	0	0	0	0	0	0.460118	0
7/7/2026	91	5,670	94	0	0	0	0	0	0	0.453729	0
10/7/2026	92	5,760	95	0	0	0	0	0	0	0.447341	0
1/7/2027	92	5,850	96	0	0	0	0	0	0	0.441023	0
4/7/2027	90	5,940	97	0	0	0	0	0	0	0.434909	0
7/7/2027	91	6,030	98	0	0	0	0	0	0	0.428794	0
10/7/2027	92	6,120	99	0	0	0	0	0	0	0.422680	0
1/7/2028	92	6,210	100	0	0	0	0	0	0	0.416634	0
4/7/2028	91	6,300	101	0	0	0	0	0	0	0.410721	0
7/7/2028	91	6,390	102	0	0	0	0	0	0	0.404873	0
10/7/2028	92	6,480	103	0	0	0	0	0	0	0.399028	0
1/7/2029	92	6,570	104	0	0	0	0	0	0	0.393249	0
4/7/2029	90	6,660	105	0	0	0	0	0	0	0.387659	0
7/7/2029	91	6,750	106	0	0	0	0	0	0	0.382071	0
10/7/2029	92	6,840	107	0	0	0	0	0	0	0.376487	0
1/7/2030	92	6,930	108	0	0	0	0	0	0	0.370967	0
4/7/2030	90	7,020	109	0	0	0	0	0	0	0.365630	0
7/7/2030	91	7,110	110	0	0	0	0	0	0	0.360294	0
10/7/2030	92	7,200	111	0	0	0	0	0	0	0.354964	0
1/7/2031	92	7,290	112	0	0	0	0	0	0	0.349849	0
4/7/2031	90	7,380	113	0	0	0	0	0	0	0.345210	0
7/7/2031	91	7,470	114	0	0	0	0	0	0	0.340577	0
10/7/2031	92	7,560	115	0	0	0	0	0	0	0.335952	0
1/7/2032	92	7,650	116	0	0	0	0	0	0	0.331387	0
4/7/2032	91	7,740	117	0	0	0	0	0	0	0.326928	0
7/7/2032	91	7,830	118	0	0	0	0	0	0	0.322525	0
10/7/2032	92	7,920	119	0	0	0	0	0	0	0.318130	0
1/7/2033	92	8,010	120	0	0	0	0	0	0	0.313791	0
Totals:					80,000,000	33,131,894	33,131,894	0	113,131,894		80,000,000

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	1.900%
Price:	68.329

Date	Days act/360	Cum. Days 30/360	Period	B1 Balance	B1 Principal Paid	B1 Interest Due	B1 Interest Paid	B1 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
1/7/2011	92	90	32	24,250,000	0	135,661	135,661	0	135,661	0.994437	134,906
4/7/2011	90	180	33	24,250,000	0	138,030	138,030	0	138,030	0.988809	136,486
7/7/2011	91	270	34	24,250,000	0	160,559	160,559	0	160,559	0.982305	157,718
10/7/2011	92	360	35	24,250,000	0	181,311	181,311	0	181,311	0.975015	176,781
1/7/2012	92	450	36	24,250,000	0	191,189	191,189	0	191,189	0.967388	184,954
4/7/2012	91	540	37	24,250,000	0	170,246	170,246	0	170,246	0.960644	163,546
7/7/2012	91	630	38	24,250,000	0	172,380	172,380	0	172,380	0.953863	164,427
10/7/2012	92	720	39	24,250,000	0	176,442	176,442	0	176,442	0.946973	167,086
1/7/2013	92	810	40	24,250,000	0	196,506	196,506	(0)	196,506	0.939361	184,591
4/7/2013	90	900	41	24,250,000	0	238,382	233,807	4,575	233,807	0.930217	217,491
7/7/2013	91	990	42	24,250,000	0	256,051	0	256,051	0	0.920498	0
10/7/2013	92	1,080	43	24,250,000	0	274,219	0	274,219	0	0.910205	0
1/7/2014	92	1,170	44	24,250,000	0	289,236	0	289,236	0	0.899477	0
4/7/2014	90	1,260	45	24,250,000	0	297,141	0	297,141	0	0.888589	0
7/7/2014	91	1,350	46	24,250,000	0	315,383	0	315,383	0	0.877180	0
10/7/2014	92	1,440	47	24,250,000	0	334,113	0	334,113	0	0.865259	0
1/7/2015	92	1,530	48	24,250,000	0	346,156	0	346,156	0	0.853082	0
4/7/2015	90	1,620	49	24,250,000	0	346,335	0	346,335	0	0.841070	0
7/7/2015	91	1,710	50	24,250,000	0	364,014	0	364,014	0	0.828631	0
10/7/2015	92	1,800	51	24,250,000	0	382,134	0	382,134	0	0.815776	0
1/7/2016	92	1,890	52	24,250,000	0	388,198	0	388,198	0	0.802923	0
4/7/2016	91	1,980	53	24,250,000	0	380,214	0	380,214	0	0.790528	0
7/7/2016	91	2,070	54	24,250,000	0	391,771	0	391,771	0	0.777960	0
10/7/2016	92	2,160	55	24,250,000	0	407,813	0	407,813	0	0.765093	0
1/7/2017	92	2,250	56	24,250,000	0	410,658	0	410,658	0	0.752353	0
4/7/2017	90	2,340	57	24,250,000	0	394,071	0	394,071	0	0.740322	0
7/7/2017	91	2,430	58	24,250,000	0	407,806	0	407,806	0	0.728078	0
10/7/2017	92	2,520	59	24,250,000	0	421,818	0	421,818	0	0.715630	0
1/7/2018	92	2,610	60	24,250,000	0	422,638	0	422,638	0	0.703372	0
4/7/2018	90	2,700	61	24,250,000	0	404,232	0	404,232	0	0.691839	0
7/7/2018	91	2,790	62	24,250,000	0	416,263	0	416,263	0	0.680164	0
10/7/2018	92	2,880	63	24,250,000	0	428,506	0	428,506	0	0.668354	0
1/7/2019	92	2,970	64	24,250,000	0	428,848	0	428,848	0	0.656740	0
4/7/2019	90	3,060	65	24,250,000	0	411,563	0	411,563	0	0.645780	0
7/7/2019	91	3,150	66	24,250,000	0	422,336	0	422,336	0	0.634725	0
10/7/2019	92	3,240	67	24,250,000	0	433,274	0	433,274	0	0.623584	0
1/7/2020	92	3,330	68	24,250,000	0	433,118	0	433,118	0	0.612642	0
4/7/2020	91	3,420	69	24,250,000	0	421,006	0	421,006	0	0.602187	0
7/7/2020	91	3,510	70	24,250,000	0	426,162	0	426,162	0	0.591787	0
10/7/2020	92	3,600	71	24,250,000	0	436,066	0	436,066	0	0.581333	0
1/7/2021	92	3,690	72	24,250,000	0	428,800	0	428,800	0	0.571233	0
4/7/2021	90	3,780	73	24,250,000	0	398,558	0	398,558	0	0.561996	0
7/7/2021	91	3,870	74	24,250,000	0	406,284	0	406,284	0	0.552736	0
10/7/2021	92	3,960	75	24,250,000	0	414,083	0	414,083	0	0.543456	0
1/7/2022	92	4,050	76	24,250,000	0	417,379	0	417,379	0	0.534260	0
4/7/2022	90	4,140	77	24,250,000	0	411,493	0	411,493	0	0.525346	0
7/7/2022	91	4,230	78	24,250,000	0	419,369	0	419,369	0	0.516415	0
10/7/2022	92	4,320	79	24,250,000	0	427,313	0	427,313	0	0.507473	0
1/7/2023	92	4,410	80	24,250,000	0	430,609	0	430,609	0	0.498619	0
4/7/2023	90	4,500	81	24,250,000	0	424,436	0	424,436	0	0.490042	0
7/7/2023	91	4,590	82	24,250,000	0	432,461	0	432,461	0	0.481456	0
10/7/2023	92	4,680	83	24,250,000	0	440,551	383,023	57,528	383,023	0.472865	181,118
1/7/2024	92	4,770	84	24,250,000	0	443,846	617,011	(173,164)	617,011	0.464366	286,519
4/7/2024	91	4,860	85	24,250,000	0	442,287	605,976	(163,689)	605,976	0.456048	276,354
7/7/2024	91	4,950	86	24,250,000	0	445,596	618,802	(173,206)	618,802	0.447820	277,112
10/7/2024	92	5,040	87	24,250,000	0	453,831	623,352	(169,520)	623,352	0.439593	274,021
1/7/2025	92	5,130	88	24,250,000	0	457,127	636,219	(179,092)	636,219	0.431460	274,503
4/7/2025	90	5,220	89	24,250,000	0	450,378	617,006	(166,628)	617,006	0.423592	261,359
7/7/2025	91	5,310	90	24,250,000	0	458,702	637,628	(178,927)	637,628	0.415729	265,080
10/7/2025	92	5,400	91	24,250,000	0	467,083	642,521	(175,438)	642,521	0.407873	262,067
1/7/2026	92	5,490	92	24,250,000	0	448,537	624,737	(176,200)	624,737	0.400465	250,185
4/7/2026	90	5,580	93	24,250,000	0	397,177	540,548	(143,371)	540,548	0.394012	212,982
7/7/2026	91	5,670	94	24,250,000	0	402,727	556,719	(153,992)	556,719	0.387576	215,771
10/7/2026	92	5,760	95	24,250,000	0	408,277	557,504	(149,227)	557,504	0.381158	212,497
1/7/2027	92	5,850	96	24,250,000	0	409,376	567,204	(157,828)	567,204	0.374831	212,606
4/7/2027	90	5,940	97	24,250,000	0	401,540	546,383	(144,843)	546,383	0.368725	201,465
7/7/2027	91	6,030	98	24,250,000	0	407,140	563,101	(155,962)	563,101	0.362637	204,201
10/7/2027	92	6,120	99	24,250,000	0	412,739	563,958	(151,220)	563,958	0.356568	201,089
1/7/2028	92	6,210	100	24,250,000	0	413,837	573,657	(159,819)	573,657	0.350585	201,115
4/7/2028	91	6,300	101	24,250,000	0	410,440	559,946	(149,507)	559,946	0.344750	193,042
7/7/2028	91	6,390	102	24,250,000	0	411,566	569,623	(158,058)	569,623	0.338997	193,100
10/7/2028	92	6,480	103	24,250,000	0	417,213	1,095,120	(677,907)	1,095,120	0.333263	364,963
1/7/2029	92	6,570	104	24,250,000	0	418,312	571,734	(153,423)	571,734	0.327612	187,307
4/7/2029	90	6,660	105	24,250,000	0	410,281	550,708	(140,427)	550,708	0.322161	177,417
7/7/2029	91	6,750	106	24,250,000	0	415,980	567,354	(151,374)	567,354	0.316728	179,697
10/7/2029	92	6,840	107	24,250,000	0	421,676	568,329	(146,653)	568,329	0.311315	176,929
1/7/2030	92	6,930	108	24,250,000	0	422,775	578,094	(155,319)	578,094	0.305980	176,885
4/7/2030	90	7,020	109	24,250,000	0	414,647	556,930	(142,284)	556,930	0.300836	167,545
7/7/2030	91	7,110	110	24,250,000	0	420,396	749,194	(328,799)	749,194	0.295710	221,544
10/7/2030	92	7,200	111	24,250,000	0	426,141	574,698	(148,557)	574,698	0.290603	167,009
1/7/2031	92	7,290	112	24,250,000	0	416,468	561,149	(144,682)	561,149	0.285697	160,318
4/7/2031	90	7,380	113	24,250,000	0	386,546	517,131	(130,586)	517,131	0.281214	145,425
7/7/2031	91	7,470	114	24,250,000	0	391,173	523,838	(132,666)	523,838	0.276750	144,972
10/7/2031	92	7,560	115	24,250,000	0	395,777	531,445	(135,668)	531,445	0.272306	144,715
1/7/2032	92	7,650	116	24,250,000	0	396,063	531,852	(135,790)	531,852	0.267930	142,499
4/7/2032	91	7,740	117	24,250,000	0	392,056	525,445	(133,389)	525,445	0.263667	138,542
7/7/2032	91	7,830	118	24,250,000	0	392,374	525,665	(133,292)	525,665	0.259469	136,394
10/7/2032	92	7,920	119	24,250,000	0	396,990	533,174	(136,183)	533,174	0.255289	136,113
1/7/2033	92	8,010	120	24,250,000	18,539,347	397,277	10,354,622	(9,957,345)	28,893,969	0.251174	7,257,426
Totals:					18,539,347	33,777,534	33,777,534	0	52,316,881		16,569,873

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	1.900%
Price:	68.329

Date	Days act/360	Cum. Days 30/360	Period	B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
1/7/2011	92	90	32	114,750,000	0	641,942	641,942	0	641,942	0.994437	638,371
4/7/2011	90	180	33	114,750,000	0	653,154	653,154	0	653,154	0.988809	645,844
7/7/2011	91	270	34	114,750,000	0	759,758	759,758	0	759,758	0.982305	746,314
10/7/2011	92	360	35	114,750,000	0	857,956	857,956	0	857,956	0.975015	836,519
1/7/2012	92	450	36	114,750,000	0	904,700	904,700	0	904,700	0.967388	875,196
4/7/2012	91	540	37	114,750,000	0	805,599	805,599	0	805,599	0.960644	773,894
7/7/2012	91	630	38	114,750,000	0	815,693	815,693	0	815,693	0.953863	778,060
10/7/2012	92	720	39	114,750,000	0	834,915	834,915	0	834,915	0.946973	790,642
1/7/2013	92	810	40	114,750,000	0	929,861	929,861	0	929,861	0.939361	873,475
4/7/2013	90	900	41	114,750,000	0	1,128,015	1,106,364	21,651	1,106,364	0.930217	1,029,159
7/7/2013	91	990	42	114,750,000	0	1,211,623	0	1,211,623	0	0.920498	0
10/7/2013	92	1,080	43	114,750,000	0	1,297,593	0	1,297,593	0	0.910205	0
1/7/2014	92	1,170	44	114,750,000	0	1,368,651	0	1,368,651	0	0.899477	0
4/7/2014	90	1,260	45	114,750,000	0	1,406,058	0	1,406,058	0	0.888589	0
7/7/2014	91	1,350	46	114,750,000	0	1,492,377	0	1,492,377	0	0.877180	0
10/7/2014	92	1,440	47	114,750,000	0	1,581,008	0	1,581,008	0	0.865259	0
1/7/2015	92	1,530	48	114,750,000	0	1,637,998	0	1,637,998	0	0.853082	0
4/7/2015	90	1,620	49	114,750,000	0	1,638,842	0	1,638,842	0	0.841070	0
7/7/2015	91	1,710	50	114,750,000	0	1,722,501	0	1,722,501	0	0.828631	0
10/7/2015	92	1,800	51	114,750,000	0	1,808,244	0	1,808,244	0	0.815776	0
1/7/2016	92	1,890	52	114,750,000	0	1,836,939	0	1,836,939	0	0.802923	0
4/7/2016	91	1,980	53	114,750,000	0	1,799,159	0	1,799,159	0	0.790528	0
7/7/2016	91	2,070	54	114,750,000	0	1,853,845	0	1,853,845	0	0.777960	0
10/7/2016	92	2,160	55	114,750,000	0	1,929,755	0	1,929,755	0	0.765093	0
1/7/2017	92	2,250	56	114,750,000	0	1,943,218	0	1,943,218	0	0.752353	0
4/7/2017	90	2,340	57	114,750,000	0	1,864,728	0	1,864,728	0	0.740322	0
7/7/2017	91	2,430	58	114,750,000	0	1,929,722	0	1,929,722	0	0.728078	0
10/7/2017	92	2,520	59	114,750,000	0	1,996,024	0	1,996,024	0	0.715630	0
1/7/2018	92	2,610	60	114,750,000	0	1,999,903	0	1,999,903	0	0.703372	0
4/7/2018	90	2,700	61	114,750,000	0	1,912,808	0	1,912,808	0	0.691839	0
7/7/2018	91	2,790	62	114,750,000	0	1,969,739	0	1,969,739	0	0.680164	0
10/7/2018	92	2,880	63	114,750,000	0	2,027,671	0	2,027,671	0	0.668354	0
1/7/2019	92	2,970	64	114,750,000	0	2,029,293	0	2,029,293	0	0.656740	0
4/7/2019	90	3,060	65	114,750,000	0	1,947,500	0	1,947,500	0	0.645780	0
7/7/2019	91	3,150	66	114,750,000	0	1,998,478	0	1,998,478	0	0.634725	0
10/7/2019	92	3,240	67	114,750,000	0	2,050,237	0	2,050,237	0	0.623584	0
1/7/2020	92	3,330	68	114,750,000	0	2,049,495	0	2,049,495	0	0.612642	0
4/7/2020	91	3,420	69	114,750,000	0	1,992,181	0	1,992,181	0	0.602187	0
7/7/2020	91	3,510	70	114,750,000	0	2,016,581	0	2,016,581	0	0.591787	0
10/7/2020	92	3,600	71	114,750,000	0	2,063,448	0	2,063,448	0	0.581333	0
1/7/2021	92	3,690	72	114,750,000	0	2,029,064	0	2,029,064	0	0.571233	0
4/7/2021	90	3,780	73	114,750,000	0	1,885,959	0	1,885,959	0	0.561996	0
7/7/2021	91	3,870	74	114,750,000	0	1,922,520	0	1,922,520	0	0.552736	0
10/7/2021	92	3,960	75	114,750,000	0	1,959,423	0	1,959,423	0	0.543456	0
1/7/2022	92	4,050	76	114,750,000	0	1,975,018	0	1,975,018	0	0.534260	0
4/7/2022	90	4,140	77	114,750,000	0	1,947,170	0	1,947,170	0	0.525346	0
7/7/2022	91	4,230	78	114,750,000	0	1,984,436	0	1,984,436	0	0.516415	0
10/7/2022	92	4,320	79	114,750,000	0	2,022,026	0	2,022,026	0	0.507473	0
1/7/2023	92	4,410	80	114,750,000	0	2,037,624	0	2,037,624	0	0.498619	0
4/7/2023	90	4,500	81	114,750,000	0	2,008,415	0	2,008,415	0	0.490042	0
7/7/2023	91	4,590	82	114,750,000	0	2,046,388	0	2,046,388	0	0.481456	0
10/7/2023	92	4,680	83	114,750,000	0	2,084,667	1,812,447	272,221	1,812,447	0.472865	857,043
1/7/2024	92	4,770	84	114,750,000	0	2,100,262	2,919,669	(819,407)	2,919,669	0.464366	1,355,795
4/7/2024	91	4,860	85	114,750,000	0	2,092,885	2,867,453	(774,568)	2,867,453	0.456048	1,307,697
7/7/2024	91	4,950	86	114,750,000	0	2,108,540	2,928,144	(819,604)	2,928,144	0.447820	1,311,280
10/7/2024	92	5,040	87	114,750,000	0	2,147,511	2,949,674	(802,164)	2,949,674	0.439593	1,296,656
1/7/2025	92	5,130	88	114,750,000	0	2,163,106	3,010,560	(847,454)	3,010,560	0.431460	1,298,935
4/7/2025	90	5,220	89	114,750,000	0	2,131,169	2,919,645	(788,477)	2,919,645	0.423592	1,236,740
7/7/2025	91	5,310	90	114,750,000	0	2,170,558	3,017,231	(846,673)	3,017,231	0.415729	1,254,350
10/7/2025	92	5,400	91	114,750,000	0	2,210,219	3,040,384	(830,165)	3,040,384	0.407873	1,240,089
1/7/2026	92	5,490	92	114,750,000	0	2,122,458	2,956,228	(833,769)	2,956,228	0.400465	1,183,867
4/7/2026	90	5,580	93	114,750,000	0	1,879,424	2,557,851	(678,427)	2,557,851	0.394012	1,007,824
7/7/2026	91	5,670	94	114,750,000	0	1,905,687	2,634,372	(728,684)	2,634,372	0.387576	1,021,018
10/7/2026	92	5,760	95	114,750,000	0	1,931,949	2,638,086	(706,137)	2,638,086	0.381158	1,005,528
1/7/2027	92	5,850	96	114,750,000	0	1,937,151	2,683,987	(746,836)	2,683,987	0.374831	1,006,040
4/7/2027	90	5,940	97	114,750,000	0	1,900,071	2,585,463	(685,392)	2,585,463	0.368725	953,325
7/7/2027	91	6,030	98	114,750,000	0	1,926,569	2,664,573	(738,004)	2,664,573	0.362637	966,272
10/7/2027	92	6,120	99	114,750,000	0	1,953,063	2,668,628	(715,565)	2,668,628	0.356568	951,547
1/7/2028	92	6,210	100	114,750,000	0	1,958,262	2,714,520	(756,258)	2,714,520	0.350585	951,670
4/7/2028	91	6,300	101	114,750,000	0	1,942,183	2,649,644	(707,461)	2,649,644	0.344750	913,465
7/7/2028	91	6,390	102	114,750,000	0	1,947,512	2,695,434	(747,922)	2,695,434	0.338997	913,743
10/7/2028	92	6,480	103	114,750,000	0	1,974,235	5,182,065	(3,207,830)	5,182,065	0.333263	1,726,990
1/7/2029	92	6,570	104	114,750,000	0	1,979,435	2,705,424	(725,989)	2,705,424	0.327612	886,328
4/7/2029	90	6,660	105	114,750,000	0	1,941,432	2,605,926	(664,494)	2,605,926	0.322161	839,528
7/7/2029	91	6,750	106	114,750,000	0	1,968,402	2,684,697	(716,296)	2,684,697	0.316728	850,319
10/7/2029	92	6,840	107	114,750,000	0	1,995,355	2,689,311	(693,956)	2,689,311	0.311315	837,222
1/7/2030	92	6,930	108	114,750,000	0	2,000,554	2,735,518	(734,963)	2,735,518	0.305980	837,014
4/7/2030	90	7,020	109	114,750,000	0	1,962,090	2,635,371	(673,281)	2,635,371	0.300836	792,815
7/7/2030	91	7,110	110	114,750,000	0	1,989,295	3,545,157	(1,555,862)	3,545,157	0.295710	1,048,338
10/7/2030	92	7,200	111	114,750,000	0	2,016,481	2,719,447	(702,966)	2,719,447	0.290603	790,280
1/7/2031	92	7,290	112	114,750,000	0	1,970,707	2,655,335	(684,628)	2,655,335	0.285697	758,620
4/7/2031	90	7,380	113	114,750,000	0	1,829,118	2,447,045	(617,927)	2,447,045	0.281214	688,143
7/7/2031	91	7,470	114	114,750,000	0	1,851,014	2,478,782	(627,768)	2,478,782	0.276750	686,002
10/7/2031	92	7,560	115	114,750,000	0	1,872,800	2,514,774	(641,974)	2,514,774	0.272306	684,787
1/7/2032	92	7,650	116	114,750,000	0	1,874,152	2,516,704	(642,552)	2,516,704	0.267930	674,299
4/7/2032	91	7,740	117	114,750,000	0	1,855,193	2,486,385	(631,192)	2,486,385	0.263667	655,577
7/7/2032	91	7,830	118	114,750,000	0	1,856,696	2,487,427	(630,731)	2,487,427	0.259469	645,409
10/7/2032	92	7,920	119	114,750,000	0	1,878,542	2,522,955	(644,413)	2,522,955	0.255289	644,083
1/7/2033	92	8,010	120	114,750,000	87,727,424	1,879,897	48,997,643	(47,117,746)	136,725,067	0.251174	34,341,839
Totals:					87,727,424	159,833,899	159,833,899	0	247,561,323		78,407,955

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - TPREF III
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	15.000%
Price:	0.000

				Income Notes				Check
Date	Days act/360	Cum. Days 30/360	Period	Balance	Cashflow	Discount Factor	Discounted Cash Flows	Total Inflows	Total Outflows	Difference
1/7/2011	92	90	32	38,500,000	0	0.965663	0	2,033,474	2,033,474	0
4/7/2011	90	180	33	38,500,000	0	0.932505	0	1,710,397	1,710,397	0
7/7/2011	91	270	34	38,500,000	0	0.900485	0	12,200,850	12,200,850	0
10/7/2011	92	360	35	38,500,000	0	0.869565	0	2,036,426	2,036,426	0
1/7/2012	92	450	36	38,500,000	0	0.839707	0	2,118,248	2,118,248	0
4/7/2012	91	540	37	38,500,000	0	0.810874	0	1,945,660	1,945,660	0
7/7/2012	91	630	38	38,500,000	0	0.783031	0	1,963,329	1,963,329	0
10/7/2012	92	720	39	38,500,000	0	0.756144	0	1,996,095	1,996,095	0
1/7/2013	92	810	40	38,500,000	0	0.730180	0	2,162,290	2,162,290	0
4/7/2013	90	900	41	38,500,000	0	0.705108	0	2,484,675	2,484,675	0
7/7/2013	91	990	42	38,500,000	0	0.680896	0	2,384,618	2,384,618	0
10/7/2013	92	1,080	43	38,500,000	0	0.657516	0	2,468,736	2,468,736	0
1/7/2014	92	1,170	44	38,500,000	0	0.634939	0	2,617,981	2,617,981	0
4/7/2014	90	1,260	45	38,500,000	0	0.613137	0	2,613,414	2,613,414	0
7/7/2014	91	1,350	46	38,500,000	0	0.592084	0	2,789,635	2,789,635	0
10/7/2014	92	1,440	47	38,500,000	0	0.571753	0	2,877,673	2,877,673	0
1/7/2015	92	1,530	48	38,500,000	0	0.552121	0	3,007,259	3,007,259	0
4/7/2015	90	1,620	49	38,500,000	0	0.533163	0	2,949,915	2,949,915	0
7/7/2015	91	1,710	50	38,500,000	0	0.514855	0	3,121,740	3,121,740	0
10/7/2015	92	1,800	51	38,500,000	0	0.497177	0	3,205,686	3,205,686	0
1/7/2016	92	1,890	52	38,500,000	0	0.480105	0	3,295,584	3,295,584	0
4/7/2016	91	1,980	53	38,500,000	0	0.463620	0	3,188,041	3,188,041	0
7/7/2016	91	2,070	54	38,500,000	0	0.447700	0	3,312,144	3,312,144	0
10/7/2016	92	2,160	55	38,500,000	0	0.432328	0	3,381,307	3,381,307	0
1/7/2017	92	2,250	56	38,500,000	0	0.417483	0	3,449,405	3,449,405	0
4/7/2017	90	2,340	57	38,500,000	0	0.403148	0	3,277,229	3,277,229	0
7/7/2017	91	2,430	58	38,500,000	0	0.389305	0	3,421,216	3,421,216	0
10/7/2017	92	2,520	59	38,500,000	0	0.375937	0	3,477,199	3,477,199	0
1/7/2018	92	2,610	60	38,500,000	0	0.363028	0	3,531,409	3,531,409	0
4/7/2018	90	2,700	61	38,500,000	0	0.350563	0	3,346,837	3,346,837	0
7/7/2018	91	2,790	62	38,500,000	0	0.338526	0	3,479,166	3,479,166	0
10/7/2018	92	2,880	63	38,500,000	0	0.326902	0	3,523,094	3,523,094	0
1/7/2019	92	2,970	64	38,500,000	0	0.315677	0	3,573,696	3,573,696	0
4/7/2019	90	3,060	65	38,500,000	0	0.304837	0	3,396,911	3,396,911	0
7/7/2019	91	3,150	66	38,500,000	0	0.294370	0	3,520,788	3,520,788	0
10/7/2019	92	3,240	67	38,500,000	0	0.284262	0	3,555,824	3,555,824	0
1/7/2020	92	3,330	68	38,500,000	0	0.274502	0	3,602,795	3,602,795	0
4/7/2020	91	3,420	69	38,500,000	0	0.265076	0	3,467,213	3,467,213	0
7/7/2020	91	3,510	70	38,500,000	0	0.255974	0	3,547,738	3,547,738	0
10/7/2020	92	3,600	71	38,500,000	0	0.247185	0	3,575,020	3,575,020	0
1/7/2021	92	3,690	72	38,500,000	0	0.238697	0	3,574,948	3,574,948	0
4/7/2021	90	3,780	73	38,500,000	0	0.230501	0	3,309,087	3,309,087	0
7/7/2021	91	3,870	74	38,500,000	0	0.222586	0	3,411,567	3,411,567	0
10/7/2021	92	3,960	75	38,500,000	0	0.214943	0	3,425,163	3,425,163	0
1/7/2022	92	4,050	76	38,500,000	0	0.207563	0	3,494,143	3,494,143	0
4/7/2022	90	4,140	77	38,500,000	0	0.200436	0	3,395,887	3,395,887	0
7/7/2022	91	4,230	78	38,500,000	0	0.193553	0	3,500,886	3,500,886	0
10/7/2022	92	4,320	79	38,500,000	0	0.186907	0	3,515,490	3,515,490	0
1/7/2023	92	4,410	80	38,500,000	0	0.180489	0	3,584,457	3,584,457	0
4/7/2023	90	4,500	81	38,500,000	0	0.174292	0	3,484,291	3,484,291	0
7/7/2023	91	4,590	82	38,500,000	0	0.168307	0	3,590,254	3,590,254	0
10/7/2023	92	4,680	83	38,500,000	0	0.162528	0	3,605,872	3,605,872	0
1/7/2024	92	4,770	84	38,500,000	0	0.156947	0	3,674,817	3,674,817	0
4/7/2024	91	4,860	85	38,500,000	0	0.151558	0	3,611,974	3,611,974	0
7/7/2024	91	4,950	86	38,500,000	0	0.146354	0	3,680,648	3,680,648	0
10/7/2024	92	5,040	87	38,500,000	0	0.141329	0	3,696,546	3,696,546	0
1/7/2025	92	5,130	88	38,500,000	0	0.136476	0	3,765,474	3,765,474	0
4/7/2025	90	5,220	89	38,500,000	0	0.131790	0	3,661,479	3,661,479	0
7/7/2025	91	5,310	90	38,500,000	0	0.127264	0	3,769,376	3,769,376	0
10/7/2025	92	5,400	91	38,500,000	0	0.122894	0	3,787,025	3,787,025	0
1/7/2026	92	5,490	92	38,500,000	0	0.118675	0	3,712,235	3,712,235	0
4/7/2026	90	5,580	93	38,500,000	0	0.114600	0	3,301,109	3,301,109	0
7/7/2026	91	5,670	94	38,500,000	0	0.110665	0	3,387,550	3,387,550	0
10/7/2026	92	5,760	95	38,500,000	0	0.106865	0	3,385,798	3,385,798	0
1/7/2027	92	5,850	96	38,500,000	0	0.103195	0	3,439,789	3,439,789	0
4/7/2027	90	5,940	97	38,500,000	0	0.099652	0	3,328,169	3,328,169	0
7/7/2027	91	6,030	98	38,500,000	0	0.096230	0	3,417,673	3,417,673	0
10/7/2027	92	6,120	99	38,500,000	0	0.092926	0	3,416,262	3,416,262	0
1/7/2028	92	6,210	100	38,500,000	0	0.089735	0	3,470,244	3,470,244	0
4/7/2028	91	6,300	101	38,500,000	0	0.086654	0	3,394,758	3,394,758	0
7/7/2028	91	6,390	102	38,500,000	0	0.083678	0	3,448,577	3,448,577	0
10/7/2028	92	6,480	103	38,500,000	0	0.080805	0	6,454,311	6,454,311	0
1/7/2029	92	6,570	104	38,500,000	0	0.078031	0	3,452,552	3,452,552	0
4/7/2029	90	6,660	105	38,500,000	0	0.075351	0	3,340,037	3,340,037	0
7/7/2029	91	6,750	106	38,500,000	0	0.072764	0	3,428,985	3,428,985	0
10/7/2029	92	6,840	107	38,500,000	0	0.070265	0	3,428,109	3,428,109	0
1/7/2030	92	6,930	108	38,500,000	0	0.067853	0	3,482,471	3,482,471	0
4/7/2030	90	7,020	109	38,500,000	0	0.065523	0	3,369,314	3,369,314	0
7/7/2030	91	7,110	110	38,500,000	0	0.063273	0	4,464,821	4,464,821	0
10/7/2030	92	7,200	111	38,500,000	0	0.061100	0	3,458,037	3,458,037	0
1/7/2031	92	7,290	112	38,500,000	0	0.059002	0	3,394,537	3,394,537	0
4/7/2031	90	7,380	113	38,500,000	0	0.056976	0	3,182,284	3,182,284	0
7/7/2031	91	7,470	114	38,500,000	0	0.055020	0	3,215,828	3,215,828	0
10/7/2031	92	7,560	115	38,500,000	0	0.053131	0	3,254,560	3,254,560	0
1/7/2032	92	7,650	116	38,500,000	0	0.051306	0	3,256,479	3,256,479	0
4/7/2032	91	7,740	117	38,500,000	0	0.049545	0	3,223,745	3,223,745	0
7/7/2032	91	7,830	118	38,500,000	0	0.047843	0	3,224,543	3,224,543	0
10/7/2032	92	7,920	119	38,500,000	0	0.046201	0	3,262,694	3,262,694	0
1/7/2033	92	8,010	120	38,500,000	0	0.044614	0	165,825,182	165,825,182	0
Totals:					0		0	463,570,757	463,570,757	0

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

COLLATERAL
Date	Days act/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
4/5/2011	182	16	0.46%	168,865,254	3,432,916	0	0	0	5,082,500	0	0	3,432,916
10/5/2011	183	17	0.76%	168,865,254	3,632,921	0	0	0	0	0	0	3,632,921
4/5/2012	183	18	1.07%	168,865,254	3,824,489	0	0	0	0	0	0	3,824,489
10/5/2012	183	19	0.92%	168,865,254	3,756,847	0	0	0	0	0	0	3,756,847
4/5/2013	182	20	1.46%	168,865,254	4,218,198	0	0	0	0	0	0	4,218,198
10/5/2013	183	21	2.33%	168,865,254	4,878,276	3,330,000	0	0	0	0	0	8,208,276
4/5/2014	182	22	2.81%	165,535,254	5,122,909	0	0	0	0	0	0	5,122,909
10/5/2014	183	23	3.30%	165,535,254	5,503,296	0	0	0	0	0	0	5,503,296
4/5/2015	182	24	3.71%	165,535,254	5,833,893	0	0	0	0	0	0	5,833,893
10/5/2015	183	25	4.10%	165,535,254	6,140,139	0	0	0	0	0	0	6,140,139
4/5/2016	183	26	4.35%	165,535,254	6,346,515	0	0	0	0	0	0	6,346,515
10/5/2016	183	27	4.55%	165,535,254	6,521,646	0	0	0	0	0	0	6,521,646
4/5/2017	182	28	4.71%	165,535,254	6,626,606	0	0	0	0	0	0	6,626,606
10/5/2017	183	29	4.81%	165,535,254	6,713,296	0	0	0	0	0	0	6,713,296
4/5/2018	182	30	4.90%	165,535,254	6,774,550	0	0	0	0	0	0	6,774,550
10/5/2018	183	31	4.94%	165,535,254	6,818,293	0	0	0	0	0	0	6,818,293
4/5/2019	182	32	5.01%	165,535,254	6,864,136	0	0	0	0	0	0	6,864,136
10/5/2019	183	33	5.04%	165,535,254	6,894,682	0	0	0	0	0	0	6,894,682
4/5/2020	183	34	5.08%	165,535,254	6,934,633	0	0	0	0	0	0	6,934,633
10/5/2020	183	35	5.10%	165,535,254	6,961,137	0	0	0	0	0	0	6,961,137
4/5/2021	182	36	4.96%	165,535,254	6,824,246	0	0	0	0	0	0	6,824,246
10/5/2021	183	37	4.77%	165,535,254	6,680,983	0	0	0	0	0	0	6,680,983
4/5/2022	182	38	4.87%	165,535,254	6,764,418	0	0	0	0	0	0	6,764,418
10/5/2022	183	39	4.98%	165,535,254	6,843,932	0	0	0	0	0	0	6,843,932
4/5/2023	182	40	5.09%	165,535,254	6,937,791	0	0	0	0	0	0	6,937,791
10/5/2023	183	41	5.20%	165,535,254	7,017,263	0	0	0	0	0	0	7,017,263
4/5/2024	183	42	5.31%	165,535,254	7,121,787	0	0	0	0	0	0	7,121,787
10/5/2024	183	43	5.41%	165,535,254	7,210,739	0	0	0	0	0	0	7,210,739
4/5/2025	182	44	5.52%	165,535,254	7,293,419	0	0	0	0	0	0	7,293,419
10/5/2025	183	45	5.63%	165,535,254	7,367,200	0	0	0	0	0	0	7,367,200
4/5/2026	182	46	5.20%	165,535,254	7,000,502	0	0	0	0	0	0	7,000,502
10/5/2026	183	47	4.70%	165,535,254	6,633,834	0	0	0	0	0	0	6,633,834
4/5/2027	182	48	4.74%	165,535,254	6,739,392	10,816,835	0	0	0	0	0	17,556,227
10/5/2027	183	49	4.77%	154,718,419	6,370,723	0	0	0	0	0	0	6,370,723
4/5/2028	183	50	4.81%	154,718,419	6,408,958	0	0	0	0	0	0	6,408,958
10/5/2028	183	51	4.85%	154,718,419	6,533,964	6,500,000	0	0	0	0	0	13,033,964
4/5/2029	182	52	4.88%	148,218,419	6,203,948	1,188,119	0	0	0	0	0	7,392,067
10/5/2029	183	53	4.92%	147,030,300	6,171,306	0	0	0	0	0	0	6,171,306
4/5/2030	182	54	4.96%	147,030,300	6,198,542	0	0	0	0	0	0	6,198,542
10/5/2030	183	55	4.99%	147,030,300	6,223,764	0	0	0	0	0	0	6,223,764
4/5/2031	182	56	4.76%	147,030,300	6,033,232	0	0	0	0	0	0	6,033,232
10/5/2031	183	57	4.51%	147,030,300	5,878,760	2,347,800	0	0	0	0	0	8,226,560
4/5/2032	183	58	4.52%	144,682,500	5,801,954	0	0	0	0	0	0	5,801,954
10/5/2032	183	59	4.53%	144,682,500	5,909,372	12,000,000	0	0	0	0	0	17,909,372
4/5/2033	182	60	4.54%	132,682,500	6,377,647	132,682,500	0	0	0	0	0	139,060,147
Totals:					278,347,050	168,865,254	0	0	5,082,500	0	0	447,212,304

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

				Fees and Hedges
Date	Days act/360	Period	LIBOR	Total Fees	Swap Balance	Total Swap Payments
4/5/2011	182	16	0.46%	244,277	0	0
10/5/2011	183	17	0.76%	237,174	0	0
4/5/2012	183	18	1.07%	236,411	0	0
10/5/2012	183	19	0.92%	236,411	0	0
4/5/2013	182	20	1.46%	236,411	0	0
10/5/2013	183	21	2.33%	236,411	0	0
4/5/2014	182	22	2.81%	232,249	0	0
10/5/2014	183	23	3.30%	231,749	0	0
4/5/2015	182	24	3.71%	231,749	0	0
10/5/2015	183	25	4.10%	231,749	0	0
4/5/2016	183	26	4.35%	231,749	0	0
10/5/2016	183	27	4.55%	231,749	0	0
4/5/2017	182	28	4.71%	231,749	0	0
10/5/2017	183	29	4.81%	231,749	0	0
4/5/2018	182	30	4.90%	231,749	0	0
10/5/2018	183	31	4.94%	231,749	0	0
4/5/2019	182	32	5.01%	231,749	0	0
10/5/2019	183	33	5.04%	231,749	0	0
4/5/2020	183	34	5.08%	231,749	0	0
10/5/2020	183	35	5.10%	231,749	0	0
4/5/2021	182	36	4.96%	231,749	0	0
10/5/2021	183	37	4.77%	231,749	0	0
4/5/2022	182	38	4.87%	231,749	0	0
10/5/2022	183	39	4.98%	231,749	0	0
4/5/2023	182	40	5.09%	231,749	0	0
10/5/2023	183	41	5.20%	231,749	0	0
4/5/2024	183	42	5.31%	231,749	0	0
10/5/2024	183	43	5.41%	231,749	0	0
4/5/2025	182	44	5.52%	231,749	0	0
10/5/2025	183	45	5.63%	231,749	0	0
4/5/2026	182	46	5.20%	231,749	0	0
10/5/2026	183	47	4.70%	231,749	0	0
4/5/2027	182	48	4.74%	231,749	0	0
10/5/2027	183	49	4.77%	218,228	0	0
4/5/2028	183	50	4.81%	216,606	0	0
10/5/2028	183	51	4.85%	216,606	0	0
4/5/2029	182	52	4.88%	208,481	0	0
10/5/2029	183	53	4.92%	206,021	0	0
4/5/2030	182	54	4.96%	205,842	0	0
10/5/2030	183	55	4.99%	205,842	0	0
4/5/2031	182	56	4.76%	205,842	0	0
10/5/2031	183	57	4.51%	205,842	0	0
4/5/2032	183	58	4.52%	202,908	0	0
10/5/2032	183	59	4.53%	202,556	0	0
4/5/2033	182	60	4.54%	187,556	0	0
Totals:				10,167,158		0

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	0.650%
Price:	100.000

Date	Days act/360	Period	LIBOR	Date	A-1A Balance	A-1A Principal Paid	A-1A Interest Due	A-1A Interest Paid	A-1A Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
4/5/2011	182	16	0.46%	4/5/2011	2,226,943	2,226,943	12,532	12,532	0	2,239,475	0.994404	2,226,943
10/5/2011	183	17	0.76%	10/5/2011	0	0	0	0	0	0	0.987306	0
4/5/2012	183	18	1.07%	4/5/2012	0	0	0	0	0	0	0.978728	0
10/5/2012	183	19	0.92%	10/5/2012	0	0	0	0	0	0	0.970984	0
4/5/2013	182	20	1.46%	4/5/2013	0	0	0	0	0	0	0.960746	0
10/5/2013	183	21	2.33%	10/5/2013	0	0	0	0	0	0	0.946430	0
4/5/2014	182	22	2.81%	4/5/2014	0	0	0	0	0	0	0.930142	0
10/5/2014	183	23	3.30%	10/5/2014	0	0	0	0	0	0	0.911832	0
4/5/2015	182	24	3.71%	4/5/2015	0	0	0	0	0	0	0.892152	0
10/5/2015	183	25	4.10%	10/5/2015	0	0	0	0	0	0	0.871127	0
4/5/2016	183	26	4.35%	4/5/2016	0	0	0	0	0	0	0.849521	0
10/5/2016	183	27	4.55%	10/5/2016	0	0	0	0	0	0	0.827647	0
4/5/2017	182	28	4.71%	4/5/2017	0	0	0	0	0	0	0.805823	0
10/5/2017	183	29	4.81%	10/5/2017	0	0	0	0	0	0	0.784071	0
4/5/2018	182	30	4.90%	4/5/2018	0	0	0	0	0	0	0.762674	0
10/5/2018	183	31	4.94%	10/5/2018	0	0	0	0	0	0	0.741593	0
4/5/2019	182	32	5.01%	4/5/2019	0	0	0	0	0	0	0.720968	0
10/5/2019	183	33	5.04%	10/5/2019	0	0	0	0	0	0	0.700705	0
4/5/2020	183	34	5.08%	4/5/2020	0	0	0	0	0	0	0.680864	0
10/5/2020	183	35	5.10%	10/5/2020	0	0	0	0	0	0	0.661532	0
4/5/2021	182	36	4.96%	4/5/2021	0	0	0	0	0	0	0.643293	0
10/5/2021	183	37	4.77%	10/5/2021	0	0	0	0	0	0	0.626059	0
4/5/2022	182	38	4.87%	4/5/2022	0	0	0	0	0	0	0.609053	0
10/5/2022	183	39	4.98%	10/5/2022	0	0	0	0	0	0	0.592103	0
4/5/2023	182	40	5.09%	4/5/2023	0	0	0	0	0	0	0.575408	0
10/5/2023	183	41	5.20%	10/5/2023	0	0	0	0	0	0	0.558797	0
4/5/2024	183	42	5.31%	4/5/2024	0	0	0	0	0	0	0.542375	0
10/5/2024	183	43	5.41%	10/5/2024	0	0	0	0	0	0	0.526154	0
4/5/2025	182	44	5.52%	4/5/2025	0	0	0	0	0	0	0.510231	0
10/5/2025	183	45	5.63%	10/5/2025	0	0	0	0	0	0	0.494443	0
4/5/2026	182	46	5.20%	4/5/2026	0	0	0	0	0	0	0.480244	0
10/5/2026	183	47	4.70%	10/5/2026	0	0	0	0	0	0	0.467528	0
4/5/2027	182	48	4.74%	4/5/2027	0	0	0	0	0	0	0.455133	0
10/5/2027	183	49	4.77%	10/5/2027	0	0	0	0	0	0	0.442922	0
4/5/2028	183	50	4.81%	4/5/2028	0	0	0	0	0	0	0.430961	0
10/5/2028	183	51	4.85%	10/5/2028	0	0	0	0	0	0	0.419247	0
4/5/2029	182	52	4.88%	4/5/2029	0	0	0	0	0	0	0.407840	0
10/5/2029	183	53	4.92%	10/5/2029	0	0	0	0	0	0	0.396611	0
4/5/2030	182	54	4.96%	4/5/2030	0	0	0	0	0	0	0.385681	0
10/5/2030	183	55	4.99%	10/5/2030	0	0	0	0	0	0	0.374928	0
4/5/2031	182	56	4.76%	4/5/2031	0	0	0	0	0	0	0.364942	0
10/5/2031	183	57	4.51%	10/5/2031	0	0	0	0	0	0	0.355618	0
4/5/2032	183	58	4.52%	4/5/2032	0	0	0	0	0	0	0.346516	0
10/5/2032	183	59	4.53%	10/5/2032	0	0	0	0	0	0	0.337630	0
4/5/2033	182	60	4.54%	4/5/2033	0	0	0	0	0	0	0.329002	0
Totals:						2,226,943	12,532	12,532	0	2,239,475		2,226,943

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Date	Days act/360	Period	LIBOR	A-1B Balance	A-1B Principal Paid	A-1B Interest Due	A-1B Interest Paid	A-1B Interest Shortfall	B Balance	B Principal Paid	B Interest Due	B Interest Paid	B Interest Shortfall
4/5/2011	182	16	0.46%	100,000,000	111,370	679,027	679,027	0	27,000,000	0	158,767	158,767	0
10/5/2011	183	17	0.76%	99,888,630	2,359,896	834,886	834,886	0	27,000,000	0	200,966	200,966	0
4/5/2012	183	18	1.07%	97,528,735	2,375,770	968,806	968,806	0	27,000,000	0	243,501	243,501	0
10/5/2012	183	19	0.92%	95,152,964	2,428,006	870,209	870,209	0	27,000,000	0	222,220	222,220	0
4/5/2013	182	20	1.46%	92,724,958	2,591,312	1,095,928	1,095,928	0	27,000,000	0	294,547	294,547	0
10/5/2013	183	21	2.33%	90,133,646	6,087,838	1,468,758	1,468,758	0	27,000,000	0	415,269	415,269	0
4/5/2014	182	22	2.81%	84,045,809	0	1,569,489	1,569,489	0	27,000,000	0	479,634	479,634	0
10/5/2014	183	23	3.30%	84,045,809	0	1,785,902	1,785,902	0	27,000,000	0	549,022	549,022	0
4/5/2015	182	24	3.71%	84,045,809	0	1,951,745	1,951,745	0	27,000,000	0	602,435	602,435	0
10/5/2015	183	25	4.10%	84,045,809	0	2,126,663	2,126,663	0	27,000,000	0	658,493	658,493	0
4/5/2016	183	26	4.35%	84,045,809	0	2,235,898	2,235,898	0	27,000,000	0	693,585	693,585	0
10/5/2016	183	27	4.55%	84,045,809	0	2,319,426	2,319,426	0	27,000,000	0	720,418	720,418	0
4/5/2017	182	28	4.71%	84,045,809	0	2,373,979	2,373,979	0	27,000,000	0	738,079	738,079	0
10/5/2017	183	29	4.81%	84,045,809	0	2,429,908	2,429,908	0	27,000,000	0	755,911	755,911	0
4/5/2018	182	30	4.90%	84,045,809	0	2,455,682	2,455,682	0	27,000,000	0	764,326	764,326	0
10/5/2018	183	31	4.94%	84,045,809	0	2,487,380	2,487,380	0	27,000,000	0	774,374	774,374	0
4/5/2019	182	32	5.01%	84,045,809	0	2,502,081	2,502,081	0	27,000,000	0	779,232	779,232	0
10/5/2019	183	33	5.04%	84,045,809	0	2,528,629	2,528,629	0	27,000,000	0	787,626	787,626	0
4/5/2020	183	34	5.08%	84,045,809	0	2,547,470	2,547,470	0	27,000,000	0	793,678	793,678	0
10/5/2020	183	35	5.10%	84,045,809	0	2,554,365	2,554,365	0	27,000,000	0	795,894	795,894	0
4/5/2021	182	36	4.96%	84,045,809	0	2,480,548	2,480,548	0	27,000,000	0	772,314	772,314	0
10/5/2021	183	37	4.77%	84,045,809	0	2,411,888	2,411,888	0	27,000,000	0	750,122	750,122	0
4/5/2022	182	38	4.87%	84,045,809	0	2,444,465	2,444,465	0	27,000,000	0	760,723	760,723	0
10/5/2022	183	39	4.98%	84,045,809	0	2,504,204	2,504,204	0	27,000,000	0	779,779	779,779	0
4/5/2023	182	40	5.09%	84,045,809	0	2,536,311	2,536,311	0	27,000,000	0	790,229	790,229	0
10/5/2023	183	41	5.20%	84,045,809	0	2,596,619	2,596,619	0	27,000,000	0	809,468	809,468	0
4/5/2024	183	42	5.31%	84,045,809	0	2,642,991	2,642,991	0	27,000,000	0	824,365	824,365	0
10/5/2024	183	43	5.41%	84,045,809	0	2,689,388	2,689,388	0	27,000,000	0	839,270	839,270	0
4/5/2025	182	44	5.52%	84,045,809	0	2,720,556	2,720,556	0	27,000,000	0	849,418	849,418	0
10/5/2025	183	45	5.63%	84,045,809	0	2,781,999	2,781,999	0	27,000,000	0	869,022	869,022	0
4/5/2026	182	46	5.20%	84,045,809	0	2,582,549	2,582,549	0	27,000,000	0	805,082	805,082	0
10/5/2026	183	47	4.70%	84,045,809	0	2,384,203	2,384,203	0	27,000,000	0	741,228	741,228	0
4/5/2027	182	48	4.74%	84,045,809	10,816,835	2,386,522	2,386,522	0	27,000,000	(0)	742,108	742,108	0
10/5/2027	183	49	4.77%	73,228,974	0	2,104,470	2,104,470	0	27,000,000	0	751,227	751,227	0
4/5/2028	183	50	4.81%	73,228,974	0	2,118,072	2,118,072	0	27,000,000	0	756,242	756,242	0
10/5/2028	183	51	4.85%	73,228,974	6,500,000	2,131,674	2,131,674	0	27,000,000	(0)	761,257	761,257	0
4/5/2029	182	52	4.88%	66,728,974	1,188,119	1,944,032	1,944,032	0	27,000,000	(0)	762,028	762,028	0
10/5/2029	183	53	4.92%	65,540,855	0	1,932,163	1,932,163	0	27,000,000	0	771,263	771,263	0
4/5/2030	182	54	4.96%	65,540,855	0	1,933,573	1,933,573	0	27,000,000	0	771,978	771,978	0
10/5/2030	183	55	4.99%	65,540,855	0	1,956,461	1,956,461	0	27,000,000	0	781,272	781,272	0
4/5/2031	182	56	4.76%	65,540,855	0	1,869,587	1,869,587	0	27,000,000	0	745,619	745,619	0
10/5/2031	183	57	4.51%	65,540,855	2,347,800	1,794,982	1,794,982	0	27,000,000	0	714,750	714,750	0
4/5/2032	183	58	4.52%	63,193,055	0	1,733,866	1,733,866	0	27,000,000	0	716,110	716,110	0
10/5/2032	183	59	4.53%	63,193,055	12,000,000	1,737,046	1,737,046	0	27,000,000	0	717,469	717,469	0
4/5/2033	182	60	4.54%	51,193,055	51,193,055	1,401,986	1,401,986	0	27,000,000	27,000,000	714,859	714,859	0
Totals:					100,000,000	93,606,383	93,606,383	0		27,000,000	30,725,176	30,725,176	0

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	1.900%
Price:	76.609

				Rated Notes
Date	Days act/360	Period	LIBOR	C-1 Balance	C-1 Principal Paid	C-1 Interest Due	C-1 Interest Paid	C-1 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
4/5/2011	182	16	0.46%	45,394,275	0	542,322	0	542,322	0	0.988194	0
10/5/2011	183	17	0.76%	45,936,598	0	622,127	0	622,127	0	0.974990	0
4/5/2012	183	18	1.07%	46,558,725	0	703,900	0	703,900	0	0.960469	0
10/5/2012	183	19	0.92%	47,262,625	0	677,291	0	677,291	0	0.946899	0
4/5/2013	182	20	1.46%	47,939,916	0	813,818	0	813,818	0	0.931093	0
10/5/2013	183	21	2.33%	48,753,735	0	1,047,247	0	1,047,247	0	0.911514	0
4/5/2014	182	22	2.81%	49,800,981	0	1,186,801	1,186,801	0	1,186,801	0.890297	1,056,606
10/5/2014	183	23	3.30%	49,800,981	0	1,316,446	1,299,523	16,924	1,299,523	0.867369	1,127,166
4/5/2015	182	24	3.71%	49,817,905	0	1,413,785	1,348,794	64,991	1,348,794	0.843433	1,137,617
10/5/2015	183	25	4.10%	49,882,896	0	1,520,860	1,382,103	138,757	1,382,103	0.818479	1,131,222
4/5/2016	183	26	4.35%	50,021,654	0	1,590,104	1,409,561	180,544	1,409,561	0.793262	1,118,151
10/5/2016	183	27	4.55%	50,202,197	0	1,645,737	1,438,222	207,514	1,438,222	0.768083	1,104,674
4/5/2017	182	28	4.71%	50,409,711	0	1,683,831	1,452,714	231,118	1,452,714	0.743256	1,079,738
10/5/2017	183	29	4.81%	50,640,829	0	1,726,686	1,458,435	268,251	1,458,435	0.718749	1,048,248
4/5/2018	182	30	4.90%	50,909,080	0	1,750,002	1,470,412	279,590	1,470,412	0.694863	1,021,735
10/5/2018	183	31	4.94%	51,188,671	0	1,780,369	1,471,295	309,073	1,471,295	0.671508	987,986
4/5/2019	182	32	5.01%	51,497,744	0	1,798,668	1,482,926	315,741	1,482,926	0.648845	962,190
10/5/2019	183	33	5.04%	51,813,485	0	1,827,530	1,480,982	346,548	1,480,982	0.626739	928,190
4/5/2020	183	34	5.08%	52,160,033	0	1,851,446	1,487,645	363,801	1,487,645	0.605256	900,405
10/5/2020	183	35	5.10%	52,523,835	0	1,868,669	1,495,342	373,327	1,495,342	0.584462	873,970
4/5/2021	182	36	4.96%	52,897,162	0	1,833,992	1,477,865	356,127	1,477,865	0.564877	834,812
10/5/2021	183	37	4.77%	53,253,289	0	1,804,344	1,454,672	349,672	1,454,672	0.546365	794,782
4/5/2022	182	38	4.87%	53,602,961	0	1,835,450	1,472,486	362,964	1,472,486	0.528276	777,879
10/5/2022	183	39	4.98%	53,965,925	0	1,887,766	1,472,804	414,962	1,472,804	0.510421	751,751
4/5/2023	182	40	5.09%	54,380,886	0	1,921,515	1,495,507	426,008	1,495,507	0.493001	737,287
10/5/2023	183	41	5.20%	54,806,895	0	1,977,448	1,495,474	481,974	1,495,474	0.475833	711,596
4/5/2024	183	42	5.31%	55,288,869	0	2,025,343	1,514,615	510,728	1,514,615	0.459018	695,236
10/5/2024	183	43	5.41%	55,799,597	0	2,074,856	1,526,850	548,006	1,526,850	0.442562	675,726
4/5/2025	182	44	5.52%	56,347,602	0	2,114,533	1,545,156	569,377	1,545,156	0.426555	659,094
10/5/2025	183	45	5.63%	56,916,980	0	2,179,123	1,541,940	637,183	1,541,940	0.410826	633,469
4/5/2026	182	46	5.20%	57,554,163	0	2,065,304	1,496,224	569,081	1,496,224	0.396594	593,394
10/5/2026	183	47	4.70%	58,123,243	0	1,950,203	1,449,994	500,209	1,449,994	0.383719	556,391
4/5/2027	182	48	4.74%	58,623,452	0	1,966,943	1,495,290	471,653	1,495,290	0.371263	555,146
10/5/2027	183	49	4.77%	59,095,105	0	2,004,696	1,458,909	545,788	1,458,909	0.359082	523,867
4/5/2028	183	50	4.81%	59,640,893	0	2,034,289	1,468,308	565,981	1,468,308	0.347238	509,852
10/5/2028	183	51	4.85%	60,206,874	0	2,064,777	1,515,387	549,390	1,515,387	0.335724	508,752
4/5/2029	182	52	4.88%	60,756,264	0	2,083,327	1,455,638	627,689	1,455,638	0.324594	472,491
10/5/2029	183	53	4.92%	61,383,953	0	2,127,892	1,443,447	684,445	1,443,447	0.313719	452,836
4/5/2030	182	54	4.96%	62,068,398	0	2,151,195	1,454,638	696,557	1,454,638	0.303210	441,061
10/5/2030	183	55	4.99%	62,764,955	0	2,199,034	1,451,559	747,475	1,451,559	0.292946	425,229
4/5/2031	182	56	4.76%	63,512,430	0	2,139,237	1,421,465	717,772	1,421,465	0.283401	402,844
10/5/2031	183	57	4.51%	64,230,202	0	2,092,120	1,399,782	692,338	1,399,782	0.274461	384,185
4/5/2032	183	58	4.52%	64,922,540	0	2,117,942	1,393,536	724,406	1,393,536	0.265790	370,388
10/5/2032	183	59	4.53%	65,646,946	0	2,144,878	1,439,218	705,660	1,439,218	0.257381	370,427
4/5/2033	182	60	4.54%	66,352,606	24,112,827	2,159,307	1,802,505	356,802	25,915,332	0.249269	6,459,884
Totals:					24,112,827	78,323,156	57,008,024	21,315,133	81,120,850		34,776,277

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Date	Days act/360	Period	LIBOR	C-2 Balance	C-2 Principal Paid	C-2 Interest Due	C-2 Interest Paid	C-2 Interest Shortfall
4/5/2011	182	16	0.46%	57,186,352	0	683,202	0	683,202
10/5/2011	183	17	0.76%	57,869,553	0	783,737	0	783,737
4/5/2012	183	18	1.07%	58,653,290	0	886,752	0	886,752
10/5/2012	183	19	0.92%	59,540,043	0	853,231	0	853,231
4/5/2013	182	20	1.46%	60,393,274	0	1,025,224	0	1,025,224
10/5/2013	183	21	2.33%	61,418,498	0	1,319,290	0	1,319,290
4/5/2014	182	22	2.81%	62,737,788	0	1,495,097	1,495,097	0
10/5/2014	183	23	3.30%	62,737,788	0	1,658,420	1,637,100	21,320
4/5/2015	182	24	3.71%	62,759,108	0	1,781,044	1,699,170	81,874
10/5/2015	183	25	4.10%	62,840,982	0	1,915,934	1,741,132	174,802
4/5/2016	183	26	4.35%	63,015,784	0	2,003,166	1,775,722	227,444
10/5/2016	183	27	4.55%	63,243,228	0	2,073,250	1,811,830	261,420
4/5/2017	182	28	4.71%	63,504,648	0	2,121,240	1,830,085	291,155
10/5/2017	183	29	4.81%	63,795,803	0	2,175,227	1,837,292	337,935
4/5/2018	182	30	4.90%	64,133,738	0	2,204,600	1,852,381	352,220
10/5/2018	183	31	4.94%	64,485,958	0	2,242,855	1,853,494	389,361
4/5/2019	182	32	5.01%	64,875,319	0	2,265,908	1,868,146	397,761
10/5/2019	183	33	5.04%	65,273,080	0	2,302,268	1,865,696	436,571
4/5/2020	183	34	5.08%	65,709,651	0	2,332,396	1,874,091	458,306
10/5/2020	183	35	5.10%	66,167,957	0	2,354,093	1,883,787	470,306
4/5/2021	182	36	4.96%	66,638,263	0	2,310,408	1,861,770	448,638
10/5/2021	183	37	4.77%	67,086,902	0	2,273,058	1,832,552	440,506
4/5/2022	182	38	4.87%	67,527,408	0	2,312,245	1,854,994	457,251
10/5/2022	183	39	4.98%	67,984,659	0	2,378,151	1,855,395	522,756
4/5/2023	182	40	5.09%	68,507,415	0	2,420,668	1,883,995	536,672
10/5/2023	183	41	5.20%	69,044,088	0	2,491,130	1,883,954	607,176
4/5/2024	183	42	5.31%	69,651,264	0	2,551,467	1,908,067	643,400
10/5/2024	183	43	5.41%	70,294,664	0	2,613,842	1,923,481	690,361
4/5/2025	182	44	5.52%	70,985,026	0	2,663,825	1,946,541	717,284
10/5/2025	183	45	5.63%	71,702,310	0	2,745,194	1,942,489	802,704
4/5/2026	182	46	5.20%	72,505,014	0	2,601,809	1,884,898	716,911
10/5/2026	183	47	4.70%	73,221,925	0	2,456,808	1,826,659	630,149
4/5/2027	182	48	4.74%	73,852,073	0	2,477,896	1,883,722	594,174
10/5/2027	183	49	4.77%	74,446,248	0	2,525,456	1,837,889	687,567
4/5/2028	183	50	4.81%	75,133,814	0	2,562,737	1,849,730	713,006
10/5/2028	183	51	4.85%	75,846,821	0	2,601,145	1,909,040	692,105
4/5/2029	182	52	4.88%	76,538,926	0	2,624,513	1,833,770	790,744
10/5/2029	183	53	4.92%	77,329,669	0	2,680,655	1,818,412	862,243
4/5/2030	182	54	4.96%	78,191,912	0	2,710,011	1,832,510	877,502
10/5/2030	183	55	4.99%	79,069,414	0	2,770,277	1,828,630	941,647
4/5/2031	182	56	4.76%	80,011,061	0	2,694,947	1,790,719	904,228
10/5/2031	183	57	4.51%	80,915,289	0	2,635,591	1,763,403	872,187
4/5/2032	183	58	4.52%	81,787,476	0	2,668,120	1,755,535	912,585
10/5/2032	183	59	4.53%	82,700,061	0	2,702,053	1,813,084	888,969
4/5/2033	182	60	4.54%	83,589,030	30,376,619	2,720,231	2,270,742	449,489
Totals:					30,376,619	98,669,172	71,817,004	26,852,167

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

Discount Spread:	2.650%
Price:	0.908

												Income Notes
Date	Days act/360	Period	LIBOR	D Balance	D Principal Paid	D Interest Due	D Interest Paid	D Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows	Balance	Cashflow
4/5/2011	182	16	0.46%	15,246,338	0	239,956	0	239,956	0	0.984505	0	35,900,000	0
10/5/2011	183	17	0.76%	15,486,294	0	268,775	0	268,775	0	0.967710	0	35,900,000	0
4/5/2012	183	18	1.07%	15,755,069	0	298,260	0	298,260	0	0.949731	0	35,900,000	0
10/5/2012	183	19	0.92%	16,053,329	0	291,254	0	291,254	0	0.932807	0	35,900,000	0
4/5/2013	182	20	1.46%	16,344,583	0	339,436	0	339,436	0	0.913829	0	35,900,000	0
10/5/2013	183	21	2.33%	16,684,018	0	421,986	0	421,986	0	0.891286	0	35,900,000	0
4/5/2014	182	22	2.81%	17,106,005	0	472,511	159,639	312,872	159,639	0.867328	138,460	35,900,000	0
10/5/2014	183	23	3.30%	17,418,876	0	526,863	0	526,863	0	0.841864	0	35,900,000	0
4/5/2015	182	24	3.71%	17,945,739	0	577,327	0	577,327	0	0.815625	0	35,900,000	0
10/5/2015	183	25	4.10%	18,523,066	0	635,362	0	635,362	0	0.788576	0	35,900,000	0
4/5/2016	183	26	4.35%	19,158,428	0	682,056	0	682,056	0	0.761467	0	35,900,000	0
10/5/2016	183	27	4.55%	19,840,484	0	726,056	0	726,056	0	0.734585	0	35,900,000	0
4/5/2017	182	28	4.71%	20,566,540	0	764,964	0	764,964	0	0.708243	0	35,900,000	0
10/5/2017	183	29	4.81%	21,331,504	0	808,661	0	808,661	0	0.682374	0	35,900,000	0
4/5/2018	182	30	4.90%	22,140,164	0	845,017	0	845,017	0	0.657288	0	35,900,000	0
10/5/2018	183	31	4.94%	22,985,182	0	887,068	0	887,068	0	0.632864	0	35,900,000	0
4/5/2019	182	32	5.01%	23,872,249	0	924,304	0	924,304	0	0.609273	0	35,900,000	0
10/5/2019	183	33	5.04%	24,796,554	0	969,144	0	969,144	0	0.586356	0	35,900,000	0
4/5/2020	183	34	5.08%	25,765,698	0	1,012,798	0	1,012,798	0	0.564180	0	35,900,000	0
10/5/2020	183	35	5.10%	26,778,495	0	1,054,806	0	1,054,806	0	0.542799	0	35,900,000	0
4/5/2021	182	36	4.96%	27,833,301	0	1,070,540	0	1,070,540	0	0.522694	0	35,900,000	0
10/5/2021	183	37	4.77%	28,903,842	0	1,089,524	0	1,089,524	0	0.503707	0	35,900,000	0
4/5/2022	182	38	4.87%	29,993,366	0	1,140,745	0	1,140,745	0	0.485252	0	35,900,000	0
10/5/2022	183	39	4.98%	31,134,111	0	1,207,792	0	1,207,792	0	0.467130	0	35,900,000	0
4/5/2023	182	40	5.09%	32,341,903	0	1,265,411	0	1,265,411	0	0.449541	0	35,900,000	0
10/5/2023	183	41	5.20%	33,607,314	0	1,340,689	0	1,340,689	0	0.432296	0	35,900,000	0
4/5/2024	183	42	5.31%	34,948,003	0	1,413,455	0	1,413,455	0	0.415492	0	35,900,000	0
10/5/2024	183	43	5.41%	36,361,459	0	1,490,695	0	1,490,695	0	0.399129	0	35,900,000	0
4/5/2025	182	44	5.52%	37,852,154	0	1,563,985	0	1,563,985	0	0.383292	0	35,900,000	0
10/5/2025	183	45	5.63%	39,416,139	0	1,659,360	0	1,659,360	0	0.367808	0	35,900,000	0
4/5/2026	182	46	5.20%	41,075,499	0	1,629,720	0	1,629,720	0	0.353771	0	35,900,000	0
10/5/2026	183	47	4.70%	42,705,218	0	1,595,697	0	1,595,697	0	0.341029	0	35,900,000	0
4/5/2027	182	48	4.74%	44,300,916	0	1,654,366	0	1,654,366	0	0.328752	0	35,900,000	0
10/5/2027	183	49	4.77%	45,955,281	0	1,734,156	0	1,734,156	0	0.316797	0	35,900,000	0
4/5/2028	183	50	4.81%	47,689,437	0	1,808,453	0	1,808,453	0	0.305223	0	35,900,000	0
10/5/2028	183	51	4.85%	49,497,890	0	1,886,226	0	1,886,226	0	0.294018	0	35,900,000	0
4/5/2029	182	52	4.88%	51,384,117	0	1,956,788	0	1,956,788	0	0.283233	0	35,900,000	0
10/5/2029	183	53	4.92%	53,340,905	0	2,052,440	0	2,052,440	0	0.272738	0	35,900,000	0
4/5/2030	182	54	4.96%	55,393,345	0	2,129,881	0	2,129,881	0	0.262640	0	35,900,000	0
10/5/2030	183	55	4.99%	57,523,226	0	2,234,692	0	2,234,692	0	0.252818	0	35,900,000	0
4/5/2031	182	56	4.76%	59,757,917	0	2,239,359	0	2,239,359	0	0.243686	0	35,900,000	0
10/5/2031	183	57	4.51%	61,997,277	0	2,255,754	0	2,255,754	0	0.235131	0	35,900,000	0
4/5/2032	183	58	4.52%	64,253,030	0	2,341,065	0	2,341,065	0	0.226865	0	35,900,000	0
10/5/2032	183	59	4.53%	66,594,096	0	2,429,714	0	2,429,714	0	0.218879	0	35,900,000	0
4/5/2033	182	60	4.54%	69,023,809	0	2,507,951	0	2,507,951	0	0.211205	0	35,900,000	0
Totals:					0	56,445,062	159,639	56,285,422	159,639		138,460		0

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Cash Flow Analysis - Trapeza II
Prepared By Sandler O'Neill & Partners
As of 12/31/2010

Assumptions:
See assumptions tab
-Initial discount rates are set to original coupon spread and are not intended to reflect current market values

* All assumptions based on criteria and information provided by Flushing Financial Corporation.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

				Check
Date	Days act/360	Period	LIBOR	Total Inflows	Total Outflows	Difference
4/5/2011	182	16	0.46%	3,432,916	3,432,916	0
10/5/2011	183	17	0.76%	3,632,921	3,632,921	0
4/5/2012	183	18	1.07%	3,824,489	3,824,489	0
10/5/2012	183	19	0.92%	3,756,847	3,756,847	0
4/5/2013	182	20	1.46%	4,218,198	4,218,198	0
10/5/2013	183	21	2.33%	8,208,276	8,208,276	0
4/5/2014	182	22	2.81%	5,122,909	5,122,909	0
10/5/2014	183	23	3.30%	5,503,296	5,503,296	0
4/5/2015	182	24	3.71%	5,833,893	5,833,893	0
10/5/2015	183	25	4.10%	6,140,139	6,140,139	0
4/5/2016	183	26	4.35%	6,346,515	6,346,515	0
10/5/2016	183	27	4.55%	6,521,646	6,521,646	0
4/5/2017	182	28	4.71%	6,626,606	6,626,606	0
10/5/2017	183	29	4.81%	6,713,296	6,713,296	0
4/5/2018	182	30	4.90%	6,774,550	6,774,550	0
10/5/2018	183	31	4.94%	6,818,293	6,818,293	0
4/5/2019	182	32	5.01%	6,864,136	6,864,136	0
10/5/2019	183	33	5.04%	6,894,682	6,894,682	0
4/5/2020	183	34	5.08%	6,934,633	6,934,633	0
10/5/2020	183	35	5.10%	6,961,137	6,961,137	0
4/5/2021	182	36	4.96%	6,824,246	6,824,246	0
10/5/2021	183	37	4.77%	6,680,983	6,680,983	0
4/5/2022	182	38	4.87%	6,764,418	6,764,418	0
10/5/2022	183	39	4.98%	6,843,932	6,843,932	0
4/5/2023	182	40	5.09%	6,937,791	6,937,791	0
10/5/2023	183	41	5.20%	7,017,263	7,017,263	0
4/5/2024	183	42	5.31%	7,121,787	7,121,787	0
10/5/2024	183	43	5.41%	7,210,739	7,210,739	0
4/5/2025	182	44	5.52%	7,293,419	7,293,419	0
10/5/2025	183	45	5.63%	7,367,200	7,367,200	0
4/5/2026	182	46	5.20%	7,000,502	7,000,502	0
10/5/2026	183	47	4.70%	6,633,834	6,633,834	0
4/5/2027	182	48	4.74%	17,556,227	17,556,227	0
10/5/2027	183	49	4.77%	6,370,723	6,370,723	0
4/5/2028	183	50	4.81%	6,408,958	6,408,958	0
10/5/2028	183	51	4.85%	13,033,964	13,033,964	0
4/5/2029	182	52	4.88%	7,392,067	7,392,067	0
10/5/2029	183	53	4.92%	6,171,306	6,171,306	0
4/5/2030	182	54	4.96%	6,198,542	6,198,542	0
10/5/2030	183	55	4.99%	6,223,764	6,223,764	0
4/5/2031	182	56	4.76%	6,033,232	6,033,232	0
10/5/2031	183	57	4.51%	8,226,560	8,226,560	0
4/5/2032	183	58	4.52%	5,801,954	5,801,954	0
10/5/2032	183	59	4.53%	17,909,372	17,909,372	0
4/5/2033	182	60	4.54%	139,060,147	139,060,147	0
Totals:				447,212,304	447,212,304	0

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

EXHIBIT B - Cash Flow Analysis of the Pooled Trust Preferred Securities

Assumptions

Performing banks will continue to perform. However, for those with a Texas Ratio between 50.00% and 74.99%, a 25% default will be assumed to occur in the future. The following banks with Texas Ratios above 50.0% will not have a default rate assigned:
Pacific Capital Bank
Banner Corporation
Wells Fargo
Western Alliance

Deferring banks will be assumed to default with no recovery

* All assumptions based on criteria and information provided by Flushing Bank.  Sandler O'Neill & Partners, L.P. does not make any representations or warranties about such assumptions or the sufficiency of such assumptions for any particular purpose.

EXHIBIT C - Valuation of the Pooled Trust Preferred Securities

Flushing Savings Bank, FSB
Valuation of Certain Trust Preferred Securities
December 31, 2010

Security	TPREF Funding III	TPREF Funding III	Trapeza CDO	Total

12/31/2010

Face	1,000,000.00	7,000,000.00	5,000,000.00	13,000,000.00
Value - previous analysis	0.69709	0.69709	0.77448
Value - previous analysis	697,090.00	4,879,630.00	3,872,400.00	9,449,120.00

Credit Impairment	302,910.00	2,120,370.00	1,127,600.00	3,550,880.00

Previously recorded	297,850.00	2,084,950.00	1,355,000.00	3,737,800.00

Difference	(5,060.00)	(35,420.00)	227,400.00	186,920.00

Value - revised analysis	0.683294	0.683294	0.766093886

Value - revised analysis	683,294.00	4,783,058.00	3,830,469.43

Credit Impairment	316,706.00	2,216,942.00	1,169,530.57

Previously recorded	297,850.00	2,084,950.00	1,355,000.00	3,737,800.00

Difference	(18,856.00)	(131,992.00)	185,469.43	34,621.43

net shortfall for Tpref Funding III				150,848.00

incremental tax rate				44.01%

applicable income tax				66,388.20

net after tax				84,459.80

average shares for EPS				30,335,680

EPS impact - immaterial to financial statements				0.00